Notice of Annual and Special Meeting of
Shareholders and
Management Information Circular

Our Annual and Special Meeting of the holders of common shares will be held at 3:00 p.m. (Local Time) on Thursday, May 4, 2017 at the Loews Hotel Vogue located at 1425, de la Montagne Street, Montreal, Québec, Canada, H3G 1Z3.

Shareholders may exercise their rights by attending the meeting or by completing a form of proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Osisko’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Dear Fellow Shareholder,

Over the past 33 months, the Osisko team has been working hard to establish Osisko as the new leading intermediate gold royalty and streaming company. Building on our initial cornerstone 5% net smelter return royalty on Canada’s largest gold mine, Canadian Malartic, we have diversified our revenue generating asset base through the addition of the Éléonore royalty in Québec and the Island Gold royalty in Ontario and recently with the addition of the Gibraltar copper mine Silver Stream, and strengthened our financial position to enhance our ability to compete for investments in the royalty and streaming sector.

In order to leverage our team’s technical expertise, one element that separates Osisko from its competitors is the addition of a royalty incubation portfolio, which allows Osisko to participate in the value creation process by acquiring royalties on early-stage projects which are being advanced under Osisko’s technical oversight. Many of the projects that are being advanced under this strategy have already announced encouraging results and are looking very promising, including the Cariboo Gold Project in British Columbia (Barkerville Gold Mines Ltd.), the Marban and Windfall Lake projects in Québec (Osisko Mining Inc.) and the Horne 5 project, located in Rouyn-Noranda, Québec (Falco Resources Ltd.).

We are pleased to invite you to join us during our Annual and Special Meeting of Shareholders, which will be held on May 4, 2017 in Montreal, Québec.

At the meeting, we will review our progress since the commencement of operations and provide you with an update on our long term strategy to build value for all of our stakeholders.

During the meeting, you will be asked to approve:

1.	The election of candidates to our Board of Directors;
2.	The nomination of PricewaterhouseCoopers LLP as the Corporation’s independent auditor for 2017;
3.	All unallocated options to acquire shares under the Stock Option Plan;
4.	The Amended and Restated Shareholder Rights Plan; and
5.	An advisory resolution accepting the Corporation’s approach to executive compensation.

We will ask you to confirm our approach to our Executive Compensation Program, which has been established to ensure that we attract and retain a team that can identify and execute a winning strategy and deliver value for Osisko’s stakeholders.

The Management Information Circular provides you with background information on the matters that will be addressed at the meeting.

Your participation is important to us. In the event you cannot attend, we urge you to express your support by voting on the various proposals that we will be putting forward at our Annual and Special Meeting, using your proxy in advance of the meeting.

We will also be pleased to respond to your comments or queries, which can be forwarded at any time to me directly (Chair-Board@osiskogr.com) or to our Investor Relations Group (info@osiskogr.com).

We thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Respectfully,

1100, avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com

OSISKO GOLD ROYALTIES LTD
NOTICE OF ANNUAL AND SPECIAL MEETING

To the shareholders of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”):

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 3:00 p.m. (Local Time) on Thursday, May 4, 2017 at the Loews Hotel Vogue located at 1425, de la Montagne Street, Montreal, Québec, Canada, H3G 1Z3 for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2016 and the independent auditors’ report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for fiscal year 2017 and to authorize the directors to fix their remuneration;

4.

To consider and, if deemed advisable, adopt an ordinary resolution to approve all unallocated options under the Corporation’s Stock Option Plan, as more fully described in the accompanying management information circular;

5.

To consider and, if deemed advisable, adopt an ordinary resolution for the approval of the Amended and Restated Shareholder Rights Plan, as more fully described in the accompanying management information circular;

6.

To consider and, if deemed advisable, adopt an advisory resolution accepting Osisko’s approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and

7.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 31st day of March, 2017.

By order of the Board of Directors,

André Le Bel
Vice President, Legal Affairs and Corporate Secretary

IMPORTANT
It is desirable that as many shares as possible be represented at the Meeting. A shareholder may attend the Meeting in person or may be represented by proxy. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by the Corporation’s transfer agent, CST Trust Company, by mail: 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6; by email: proxy@canstockta.com; or by fax to 1-866-781-3111 (North American Toll Free) no later than 3:00 p.m. (Local Time) on Tuesday, May 2nd, 2017 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline.

4	2017 Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) for use at the annual and special meeting of the shareholders of the Corporation (the “Shareholders”) to be held on Thursday, May 4, 2017 at 3:00 p.m. (Local Time) (the “Meeting”) and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on March 30, 2017 and all currency amounts are shown in Canadian dollars.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. For these services, Laurel Hill is expected to receive a fee of approximately $35,000, plus reimbursement of costs relating to telephone calls and reasonable out-of-pocket expenses of the proxy solicitation agent. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may either cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and delivered either to CST at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, or by fax to 1-866-781-3111, no later than 3:00 p.m. (Eastern Daylight Time) on Tuesday, May 2nd, 2017 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she attends the Meeting in person and so requests.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Voting Information

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the following agenda items: (i) the election of each of the proposed nominees as directors of the Corporation for the ensuing year; (ii) the adoption of an ordinary resolution for the renewal of the Corporation’s Stock Option Plan; (iii) the adoption of an ordinary resolution for the approval of the Amended and Restated Shareholder Rights Plan; (iv) the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the fixing of their remuneration by the directors; and (v) the adoption of an advisory resolution accepting Osisko’s approach to executive compensation. These Items are further described and discussed in the Circular.

2017 Management Information Circular	5

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting other than for the election of a director nominee who would not be named in this Circular. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of the Corporation’s registrar and transfer agent, CST Trust Company (“CST”), 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-888-489-7352. Internet voting can be completed at www.cstvotemyproxy.com. Alternatively, you may fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111, or scan and email to proxy@canstockta.com.

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

BENEFICIAL SHAREHOLDERS

A beneficial shareholder is a Shareholder whose Common Shares are registered in the name of a representative such as a securities dealer, broker or other intermediary (together, the “Intermediaries” or the “Intermediary”) rather than in the Shareholder’s name (“Beneficial Shareholders”).

Applicable securities laws and regulations require Intermediaries of Beneficial Shareholders to seek the latters’ voting instructions in advance of the Meeting. Beneficial Shareholders will receive from their Intermediary a request for voting instructions for the number of Common Shares held on their behalf. The Intermediaries’ request for voting instructions will contain instructions relating to the signature and return of the document and these instructions should be carefully read and followed by Beneficial Shareholders to ensure that their Common Shares are voted accordingly at the Meeting.

Beneficial Shareholders who cannot attend the Meeting but who would like their Common Shares to be voted on their behalf by a proxyholder must therefore follow the voting instructions provided by their Intermediary.

The majority of Intermediaries now delegate the responsibility for obtaining voting instructions to a third-party called Broadridge. Broadridge will typically send a voting instruction form (“VIF”) by mail and ask that the VIF be returned to it (the VIF from Broadridge also allows voting by telephone and Internet).

Additionally, Osisko may utilize Broadridge’s QuickVoteTM service to assist Shareholders with voting their Common Shares. Certain Beneficial Shareholders who have not objected to knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

Beneficial Shareholders who wish to vote their Common Shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions form in order to appoint themselves as proxyholders, and follow the signature and return instructions provided by their Intermediary.

6	2017 Management Information Circular

VOTING SECURITIES

As of March 30, 2017, 106,593,350 Common Shares of the Corporation were outstanding. Holders of Common Shares of record at the close of business on March 30, 2017 (the “Record Date”) will be entitled to one vote for each such Common Share held by them.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available, at the date hereof, there is only one Shareholder owing, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation	18,875,902(1)	17.71%

(1)	1,876,909 Common Shares included in this number are not held directly by Van Eck Associates Corporation but Van Eck Associates Corporation exercise control over these Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2016 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management’s discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual and Special Meeting of Shareholders and Circular, as applicable. The Corporation’s consolidated financial statements and related management discussion and analysis for the year ended December 31, 2016 are available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) as well as on the Corporation’s website (www.osiskogr.com).

ELECTION OF DIRECTORS

The executive management team (the “Management”) of the Corporation is supervised by the board of directors (the “Board of Directors” or “Board”) as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. Accordingly, a total of ten (10) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person’s successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each director’s summary career profile, their board committee memberships (the “Board Committee Membership” or “Board Committee”), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) or warrants of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

2017 Management Information Circular	7

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 30, 2017. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading “Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors”.

8	2017 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110 respecting Audit Committees (“Regulation 52-110”).
(2)

The Board of Directors established a Special Committee in July 2016 to review and consider the Earn-in transaction with Osisko Mining Inc. (“Osisko Mining”). Ms. Bertrand was invited to attend two meetings of the Special Committee.

(3)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on March 30, 2017, being $14.81, by the number of Common Shares and DSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

2017 Management Information Circular	9

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)

On May 4, 2016, the Board of Directors established a Special Committee to review and consider investment proposals with potential investors. Mr. Bradley was appointed member of the Special Committee for investments.

(3)

The Board of Directors established a Special Committee in July 2016 to review and consider the Earn-in transaction with Osisko Mining. Mr. Bradley was appointed as member of the Special Committee for the Earn-in transaction.

(4)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and DSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

10	2017 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Member the Board of Directors as a representative of the Corporation, which is a significant investor in this company.
(3)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $$14.81, by the number of Common Shares and RSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

(4)

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

2017 Management Information Circular	11

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Mr. Christopher Curfman was elected as director at the Corporation’s Annual Meeting of Shareholders held on May 4, 2016.
(3)	Mr. Curfman was appointed by the Board of Directors to the Audit Committee and Sustainability Committee on May 4, 2016.
On May 4, 2016, the Board of Directors established a Special Committee to review and consider investment proposals with potential investors. Mr. Curfman was appointed member of the Special Committee
(4)	for investments.
(5)

The Board of Directors established a Special Committee in July 2016 to review and consider the Earn-in transaction with Osisko Mining. Mr. Curfman was appointed as member of the Special Committee for the Earn-in transaction.

(6)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and DSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

12	2017 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)

On May 4, 2016, the Board of Directors established a Special Committee to review and consider investment proposals with potential investors. Ms. Ferstman was appointed Chair of the Special Committee for investments.

(3)

The Board of Directors established a Special Committee in July 2016 to review and consider the Earn-in transaction with Osisko Mining. Ms. Ferstman was appointed Chair of the Special Committee for the Earn-in transaction.

(4)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and DSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

2017 Management Information Circular	13

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and RSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

(3)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc. which took effect on February 17, 2015.
(4)

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

14	2017 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Mr. Labbé was appointed Chair of the Governance and Nomination Committee on May 4, 2016.
(3)

On May 4, 2016, the Board of Directors established a Special Committee to review and consider investment proposals with potential investors. Mr. Labbé was appointed member of the Special Committee for investments.

(4)

The Board of Directors established a Special Committee in July 2016 to review and consider the Earn-in transaction with Osisko Mining. Mr. Labbé was appointed as member of the Special Committee for the Earn-in transaction.

(5)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and DSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

(6)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc. which took effect on February 17, 2015.
(7)

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

2017 Management Information Circular	15

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Following the Corporation’s Annual Meeting of Shareholders held on May 4, 2016, Mr. Page ceased to act as a member of the Audit Committee and as Chair of the Governance and Nomination Committee.
(3)

The Board of Directors established a Special Committee in July 2016 to review and consider the Earn-in transaction with Osisko Mining. Mr. Page was appointed as member of the Special Committee for the Earn-in transaction.

(4)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and DSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

16	2017 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Mr. Jacques Perron was appointed as director of the Corporation on December 12, 2016.
(3)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and DSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

2017 Management Information Circular	17

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Member of the Board of Directors as a representative of the Corporation, which is a significant investor in those companies.
(3)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, by the number of Common Shares and RSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 30, 2017, being $2.30, by the number of Warrants also held at such date.

(4)

“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 30, 2017, being $14.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

18	2017 Management Information Circular

2016 BOARD AND COMMITTEE ATTENDANCE RECORD

The table below reflects the record of attendance by directors at meetings of the Board of Directors and its standing Committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

	ATTENDANCE – 2016 MEETINGS										TOTAL
Member	Board of Directors		Governance and Nomination Committee		Audit Committee		Human Resources Committee		Sustainability Committee		Committees	Overall
											Number and %	Number and%
	Number	%	Number	%	Number	%	Number	%	Number	%
BERTRAND, Françoise	15/15	100	—	—	—	—	6/6	100	—	—	6/6 100	21/21 100
BRADLEY, Victor H.	15/15	100	—	—	5/5	100	6/6	100	—	—	11/11 100	26/26 100
BURZYNSKI, John	14/15	93	—	—	—	—	—	—	—	—	—	14/15 93
CURFMAN, Christopher(1)	7/8	88	—	—	2/3	67	—	—	—	—	2/3 67	9/11 81
FERSTMAN, Joanne	15/15	100	4/4	100	5/5	100	6/6	100	—	—	15/15 100	30/30 100
GAUMOND, André	15/15	100	—	—	—	—	—	—	—	—	—	15/15 100
LABBÉ, Pierre	15/15	100	4/4	100	5/5	100	—	—	—	—	9/9 100	24/24 100
PAGE, Charles E.(2)	15/15	100	4/4	100	3/3	100	6/6	100	—	—	13/13 100	28/28 100
PERRON, Jacques(3)	1/1	100	—	—	—	—	—	—	—	—	—	1/1 100
ROOSEN, Sean	15/15	100	—	—	—	—	—	—	—	—	—	15/15 100
TOTAL (%):	98		100		93		100		—		98	97

NOTES:
(1)	Mr. Christopher Curfman was elected to the Board of Directors on May 4, 2016.
(2)	Mr. Charles E. Page ceased to act as a member of the Audit Committee and as Chair of the Governance and Nomination Committee on May 4, 2016.
(3)	Mr. Jacques Perron was appointed as a director on December 12, 2016.

Member	ATTENDANCE - OTHER 2016 MEETINGS				TOTAL
	Special Committee (Investment Matters)		Special Committee (Earn-in Transaction)		COMMITTEES	OVERALL
	Number	%	Number	%	Number	%
BERTRAND, Françoise(1)	—	—	2/2	100	2/2	100
BRADLEY, Victor	1/1	100	7/7	100	8/8	100
CURFMAN, Christopher C.	1/1	100	6/7	86	7/8	88
FERSTMAN, Joanne	1/1	100	7/7	100	8/8	100
LABBÉ, Pierre	1/1	100	7/7	100	8/8	100
PAGE, Charles E.	—	—	7/7	100	7/7	100
TOTAL (%):	100		98		98

NOTE:
(1)	Ms. Bertrand was invited to attend two meetings of the Special Committee in connection with the Earn-in transaction.

The table below displays the total number of private sessions held by directors during the most recently completed financial year:

	Board of Directors	Audit Committee	Human Resources Committee	Governance and Nomination Committee	Sustainability Committee
Number of Private Sessions held:	7	5	3	2	—
2017 Management Information Circular	19

A private session is included in the agenda of every Board and Committee meeting and the directors or the Committee members have the prerogative to hold such private session or not at their discretion. At the request of the directors or the Committee members, attendance of certain members of Management of the Corporation may be required from time to time.

DIRECTOR COMPENSATION

RETAINER, ATTENDANCE FEES AND SHARE-BASED REMUNERATION

Since inception, there has been no changes in the remuneration of Directors, and the Corporation continues to monitor on-going remuneration generated by the Corporation’s personnel through the analysis of public filings and industry studies.

The Committee recommends how directors will be compensated for their services as Directors. The Committee recommends the granting of DSUs in such amounts and upon such terms as may be recommended by the Committee and approved by the Directors of the Corporation from time to time.

An annual retainer and attendance fees for Board and Committee service are paid on a quarterly basis to Non-Executive Directors only.

The Board of Directors makes fixed value DSU grants to Non-Executive Directors. The Board of Directors adopted the DSU plan (the “DSU Plan”), which is further described below under the heading “Deferred Share Unit Plan”, and elected to fix an annual value to such grant at approximately $120,000 for the Non-Executive Board members and $180,000 for the Lead Director. Furthermore, each new Non-Executive Director is granted an initial one-time grant having a value of $200,000. The Lead Director is granted an initial one-time grant having a value of $300,000. Such initial DSU grants (the “Initial DSU Grants”) are consistent with the practice of welcoming new Non-Executive Board members by making an initial long term incentive award.

Non-Executive Directors are not eligible to receive stock option grant and those currently outstanding (being replacement Osisko options offered to Virginia option holders), will expire at the latest on July 11, 2024.

During the financial year ended December 31, 2016, as described in the table below, each Non-Executive Director received a retainer of $40,000 (on a per annum basis) and the Lead Director of the Board received an additional retainer of $60,000 (on a per annum basis). The chairs of the Audit Committee, Governance and Nomination Committee, Human Resources Committee and Sustainability Committee received a retainer of $20,000, $10,000, $10,000 and $10,000, respectively, (on a per annum basis) and the other members of the Audit Committee, Governance Committee, Human Resources Committee and Sustainability Committee received an annual retainer of $5,000 (on a per annum basis). In addition, Directors received an additional $1,500 for each Board and committee meeting they attended.

ANNUAL RETAINERS — Board	RETAINERS AND FEES ($)
Non-Executive Director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit Committee	20,000
Chair of all other Committees	10,000
Non-Executive Member of a Committee	5,000

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PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Special Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to Non-Executive Directors who are required to travel for at least four hours to attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a Non-Executive Director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a New Non-Executive Director	200,000

DIRECTOR COMPENSATION TABLE

The total value of retainers, attendance fees and share-based awards paid by the Corporation to Non-Executive Directors in respect of meetings of the Board and its standing Committees during the most recently completed financial year is $1,747,932. The following table provides a summary of the compensation received by each Non-Executive Director of the Corporation for the most recently completed financial year:

Name(1)	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Françoise Bertrand	92,500	120,000	–	–	–	–	212,500
Victor H. Bradley	107,500	120,000	–	–	–	5,000	232,500
John Burzynski(4)	17,761	–	–	–	–	–	17,761
Christopher C. Curfman(5)	56,967	200,000	–	–	–	2,000	258,967
Joanne Ferstman	188,500	180,000	–	–	–	–	368,500
André Gaumond(6)	1,500	–	–	–	–	–	1,500
Pierre Labbé	105,797	120,000	–	–	–	–	225,797
Charles E. Page	106,407	120,000	–	–	–	–	226,407
Jacques Perron(7)	4,000	200,000	–	–	–	–	204,000

NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading “Long term Incentive Compensation”. The value price of each DSU at the date of grant, as per the terms of the DSU Plan, was $16.39 for all Non-Executive Directors, with the exception of Mr. Perron who was granted DSUs upon his appointment in December 2016 at a price of $13.17.

(3)	Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem.
(4)

Mr. John Burzynski ceased to act as an Officer of the Corporation on August 31st, 2016. Therefore, the retainer and attendance fees payments took effect after his resignation as Senior Vice President, New Business Development.

(5)	Mr. Christopher C. Curfman was elected to the Board of Directors on May 4, 2016. Therefore, the retainer and attendance fees payments took effect upon his election.
(6)

Mr. André Gaumond retired as Senior Vice President, Northern Development in November 2016. Therefore, the retainer and attendance fees payments took effect upon his retirement as an Officer of the Corporation.

(7)	Mr. Jacques Perron was appointed to the Board of Directors on December 12, 2016. Therefore, the retainer and attendance fees payments took effect upon his election.
2017 Management Information Circular	21

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each Non-Executive Directors during the financial year ended December 31, 2016:

Annual Retainer				Attendance Fees and Per Diem
Name(1)	Board Member ($)	Committee Member ($)	Committee Chair ($)	Board Meetings ($)	Committee Meetings ($)	Per Diem ($)	Total Fees ($)
Françoise
Bertrand	40,000	5,000	10,000	22,500	15,000	–	92,500
Victor H.
Bradley	40,000	5,000	10,000	22,500	30,000	5,000	112,500
John
Burzynski(2)	13,261	–	–	4,500	–	–	17,761
Christopher C.
Curfman(3)	26,374	6,593	–	10,500	13,500	2,000	58,967
Joanne
Ferstman	100,000	10,000	20,000	22,500	36,000	–	188,500
André
Gaumond(4)	–	–	–	1,500	–	–	1,500
Pierre
Labbé(5)	40,000	6,703	6,593	22,500	30,000	–	105,797
Charles E.
Page(6)	40,000	15,000	3,407	22,500	25,500	–	106,407

Jacques Perron(7)	2,500	–	–	1,500	–	–	4,000
TOTAL:	302,134	48,297	50,000	130,500	150,000	7,000	687,931

NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Mr. John Burzynski ceased to act as an Officer of the Corporation on August 31st, 2016. Therefore, the retainer and attendance fees payments took effect after his resignation as Senior Vice President, New Business Development.

(3)	Mr. Christopher C. Curfman was elected to the Board of Directors on May 4, 2016. Therefore, the retainer and attendance fees payments took effect upon his election.
(4)	Mr. André Gaumond retired as Senior Vice President, Northern Development in November 2016. Therefore, the retainer fees will take effect on January 1st, 2017.
(5)	Mr. Pierre Labbé was appointed by the Board of Directors as Chair of the Governance and Nomination Committee on May 4, 2016.
(6)	Mr. Charles E. Page ceased to act as Chair of the Governance and Nomination Committee upon the appointment of Mr. Pierre Labbé as Chair of the Governance and Nomination Committee on May 4, 2016.
(7)	Mr. Jacques Perron was appointed to the Board of Directors on December 12, 2016. Therefore, the retainer and attendance fees payments took effect upon his election.

Deferred Share Unit Plan

The Corporation’s DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers and executives of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The Board of Directors may grant DSUs on a discretionary basis. The number of DSUs credited to a director’s account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2016, the aggregate value of DSUs outstanding and granted to the Corporation’s Non-Executive Directors was $2,296,588.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each Non-Executive Director, information regarding option-based and share-based awards outstanding as at December 31, 2016.

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Name(1)	Option-based awards				Share-based awards(2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Françoise Bertrand	—	—	—	—	7,300	95,557	272,272
Victor H. Bradley	—	—	—	—	7,300	95,557	274,890
John Burzynski(4)	190,000 60,600 15,933	14.90 15.80 13.38	2019-09-08 2020-06-30 2021-03-21	— — —	58,073	760,176	—
Christopher C. Curfman	—	—	—	—	12,200	159,698	—
Joanne Ferstman	—	—	—	—	11,000	143,990	412,335
André Gaumond(5)	90,900 57,400 14,633(6) 14,609(6) 14,617(6) 14,625(6) 14,594(6) 14,603(6) 14,453(6) 14,453(6)	15.80 13.38 8.35 9.98 9.83 9.79 10.73 10.58 13.93 13.62	2020-06-30 2021-03-21 2021-01-18 2021-07-15 2022-01-13 2022-07-13 2023-01-15 2023-07-29 2024-01-15 2024-07-11	— — 69,630 45,434 47,651 48,263 34,442 36,654 — —	25,625	335,431	—
Pierre Labbé	3,648(6) 3,650(6) 3,613(6) 3,613(6)	10.73 10.58 13.93 13.62	2023-01-15 2023-07-29 2024-01-15 2024-07-11	8,609 9,162 — —	7,300	95,557	150,116
Charles E. Page	—	—	—	—	7,300	95,557	274,890
Jacques Perron(7)	—	—	—	—	15,200	198,968	—

NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation does not receive any compensation as director of the Corporation. Mr. Roosen’s compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)	All DSUs granted by the Corporation in 2016 vest on the day prior to the next annual meeting of Shareholders following such grant.
(3)	The closing price of the Common Shares of the Corporation on the TSX on December 30, 2016 was $13.09.
(4)	RSUs were granted to Mr. Burzynski in 2016 given his position as Senior Vice President, New Business Development until August 2016.
(5)	RSUs were granted to Mr. Gaumond in 2016 given his position as Senior Vice President, Northern Development until his retirement in November 2016.
(6)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc. which took effect on February 17, 2015.
(7)	Mr. Perron was awarded DSUs as an initial one-time grant having a value of $200,000.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the DSUs, RSUs and stock options awards had been exercised on the vesting date and the aggregate value realized upon vesting of option-based awards and share-based awards.

Name	Option-Based Awards – Value Vested during the Year ($)	Share-Based Awards – Value Vested during the year(1)(2)(3) ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year(4) ($)
Françoise Bertrand	—	124,564	—
Victor H. Bradley	—	124,564	—
John Burzynski(5)	34,927	5,972	263,000
Christopher C. Curfman	—	—	—
Joanne Ferstman	—	186,846	—
André Gaumond(5)	33,027	7,474	256,000
Pierre Labbé	—	—	—
Charles E. Page	—	124,564	—
Jacques Perron	—	—	—

2017 Management Information Circular	23

NOTES:
(1)	All DSUs granted by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.
(2)	This amount represents the value of the Corporation’s contribution to the Employee Share Purchase Plan in relation to the participation of Messrs Burzynski and Gaumond.
(3)

Pursuant to the RSU Plan, the vesting terms consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the long term objectives. All RSUs granted in 2014 vest in 2017.

(4)	The Corporation’s Non-Equity Incentive Plan Compensation does not apply to Non-Executive Directors.
(5)

Mr. John Burzynski resigned as Senior Vice President, New Business Development of the Corporation in August 2016 and Mr. Gaumond retired as Senior Vice President, Northern Development in November 2016.

Options Exercised during the Year

No options were exercised by Directors during the financial year ended December 31, 2016, other than the Replacement Osisko Options to Virginia option holders displayed below. Under the Corporation’s stock option plan (the “Stock Option Plan”), Non-Executive Directors are not eligible to stock option grant.

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized (1) ($)
Pierre Labbé	3,656	9.79	16.28	23,727
	1,563	6.09	16.28	15,927
	3,658	8.35	16.28	29,008
	3,659	7.84	16.28	30,882
	3,654	9.83	16.71	25,140
	3,652	9.98	16.71	24,578
André Gaumond	10,737	6.09	16.28	109,410
	14,639	7.84	16.71	129,848
	3,000	6.09	16.44	31,050

Note:
(1)	The gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of Options so exercised.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation’s knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

24	2017 Management Information Circular

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION GOVERNANCE

The Board of Directors of Osisko is responsible for establishing and administrating a compensation program for its Chair and Chief Executive Officer, and its Named Executive Officers (collectively “Named Executives”) of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the Human Resources Committee, which is composed entirely of independent Directors.

The Committee has the responsibility to ensure that the Corporation attracts and retains senior leadership team that will develop and execute a strategic plan, through which is expected to deliver superior value over the long term to the Corporation’s Shareholders and other stakeholders. In carrying out its duties, the Committee consults the Chair and Chief Executive Officer, the President, the Chief Financial Officer, the Vice President, Legal Affairs and Corporate Secretary and external consultants, as required. The Committee also reviews various senior management development programs, as well as a succession plan for key positions.

The Corporation also engages with shareholders with respect to compensation matters through an advisory resolution on Osisko’s approach to executive compensation.

Composition of the Human Resources Committee

The Committee is currently comprised of the following four Directors: Mr. Victor H. Bradley (Chair), Ms. Joanne Ferstman, Ms. Françoise Bertrand and Mr. Charles E. Page, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the Committee, who have the necessary background in executive compensation and risk management to fulfill the Committee’s duties and responsibilities. All members of the Committee have extensive experience as described in the Directors’ biographies outlined previously. Specifically, they bring the following experience and skills set to the Committee:

Mr. Victor H. Bradley (Chair)
Mr. Bradley has over 50 years of experience in the mineral industry. He has also participated in the creation of a number of mineral exploration and development companies and is very knowledgeable in the skills and attributes necessary to create sustainable value in the industry. As a professional accountant, Mr. Bradley also brings risk management insight to the Committee. Mr. Bradley has extensive experience as chair and member in Human Resources/Compensation Committees of public companies. He has chaired the Corporation’s Human Resources Committee since its inception in June 2014.

Ms. Joanne Ferstman
Ms. Ferstman’s experience includes the development, implementation and maintenance of compensation programs in the financial industry as well as negotiation and terms of executive employment. As a professional accountant, Ms. Ferstman also has experience in risk management with respect to compensation management. She is Chair of the Corporation’s Audit Committee and has many years of experience as chair and member of Human Resources/Compensation Committees of other public companies. She meets regularly with external compensation consultants and is up to date on compensation trends and philosophies. She has been a member of the Corporation’s Human Resources Committee since June 2014.

2017 Management Information Circular	25

Ms. Françoise Bertrand
Ms. Bertrand has extensive experience in leadership roles of public, private and not for profit organizations. She brings compensation and talent management insights to the Committee. Ms. Bertrand has previous experience on Human Resources/Compensation Committees, including chairing the Compensation Committee of a large entrepreneurial public media company. She has been a member of the Corporation’s Human Resources Committee since February 2015.

Mr. Charles E. Page
Mr. Page brings to the Committee more than 40 years of experience in the mineral industry with particular insights in the management of emerging exploration companies and creation of value in the sector. As a professional geologist, he also provides technical insights in the risk management to the Committee and is a member of the Human Resources/Compensation Committees of other public companies. Mr. Page has been a member of the Corporation’s Human Resources Committee since June 2014.

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the Committee in relation to the 2016 exercise:

Compensation Matters

  Reviewed and recommended the approval of the 2015 short-term incentive payout;
  Reviewed and recommended the approval of the 2016 objectives under the annual incentive program to the Board of Directors. Monitored the quarterly performance against these objectives and in early 2017, conducted a detailed review of the said program with the President and the Chair and Chief Executive Officer, and recommended annual payout;
  Monitored long-term compensation programs (options and RSUs), including the performance against established objectives;
  Reviewed and recommended the approval of the 2016 long-term compensation objectives for the RSUs program;
  Reviewed the long-term incentive programs and recommended to the Board to approve the 2016 annual grants (options and RSUs) pursuant to the long-term incentive program;
  Reviewed the Directors’ compensation program;
  Monitored the market conditions for talent management in the mineral industry;
  Reviewed the human resources management issues related to the leadership and transfer of key management to Osisko Mining, as part of the exploration Earn-in transaction;
  Reviewed Management’s succession planning program;
  Monitored development in talent management, remuneration practices and governance related thereto;
  Reviewed and recommended to the Board to approve the remuneration for newly appointed officers; and
  Reviewed and assessed the performance of the Chief Executive Officer;

Governance and Administrative Matters

  Reviewed the securities ownership guidelines;
  Reviewed the Charter of the Human Resources Committee and approved the 2017 annual work program;
  Considered and recommended approval to the Board of the appointment of officers; and
  Reviewed and recommended to the Board to approve the compensation disclosure contained in the Circular.
26	2017 Management Information Circular

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation was created as part of the corporate transaction between Agnico Eagle Mines Ltd. (“Agnico Eagle”), Yamana Gold Inc. (“Yamana”) and Osisko Mining Corporation (“OMC”) in response to a non-solicited takeover bid (the “Osisko Transaction”). The Osisko Transaction was announced on April 16, 2014 (the “Announcement Date”). Upon Closing of the Osisko Transaction, certain key senior executives employed by OMC were hired by the Corporation.

In 2014, the Committee focused on ensuring that the senior Management team that had successfully created significant value for OMC be hired given their knowledge of the industry, their past execution track record and their demonstrated ability to work as a team in an entrepreneurial culture. This team also brought their extensive knowledge and understanding of the assets of the Corporation. The Committee also recognizes the positive benefits from having the entrepreneurial spirit of Messrs. Sean Roosen, John Burzynski and Bryan A. Coates assisted by Ms. Elif Lévesque and Mr. Joseph de la Plante. The mandate to the Management team was to establish a leading intermediate royalty company through the acquisition and creation of new royalties and streams to complete the initial assets of Osisko. The initial strategic initiatives, which are still in force today are:

(i)	Grow asset base through the acquisition of royalties, streams and investments that could lead to future royalties/streams;
(ii)	Maintain strong financial capacity to fund asset growth;
(iii)	Attract and retain key talent to execute strategy in an entrepreneurial mode; and
(iv)	Maintain leadership in sustainability within the Québec and Canadian mining industry.

The Corporation has executed several transactions over the past 33 months as it builds its portfolio of royalties and streams. The Corporation has also assigned key individuals of the core Management group to assume leadership position in key investee companies, including Osisko Mining, Barkerville Gold Mines Ltd. (“Barkerville”) and Falco Resources to advance exploration and development projects, thereby providing future cash flow generating assets.

During the past year, several changes have occurred within the Management group, including:

(i)	Resignation of Messrs. John Burzynski (Senior Vice President, New Business Development) and Robert Wares (Chief Geologist) to assume full time leadership in Osisko Mining;
(ii)	Retirement of Mr. André Gaumond (Senior Vice President, Northern Development), who had joined the Corporation as part of the Virginia transaction in 2015; and
(iii)	Appointment of Mr. Vincent Metcalfe as Vice President, Investor Relations and Mr. Frédéric Ruel as Vice President and Controller.

Messrs. Burzynski and Gaumond remain on the Board of Directors of the Corporation, and will continue to provide insights and support to the Corporation.

Messrs. Burzynski and Wares are focusing their efforts on the development of the exploration portfolio of Osisko Mining, in particular the Windfall Lake project on which Osisko has a 1.5% net smelter return (“NSR”) royalty. Osisko is also the largest shareholder of Osisko Mining, with an interest of approximately 15%. Mr. Gaumond will also continue to represent the Corporation in various capacities, including shareholder relations and industry representation.

One of the key responsibilities of the Committee in establishing a compensation for the Named Executives (as defined herein) is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize shareholder value while ensuring that such compensation rewards the executives for achieving the short-term and long-term objectives approved by the Board.

2017 Management Information Circular	27

Compensation Philosophy

Our compensation philosophy and principles are based on the evolution of regulatory and standardized frameworks and the implementation of new best practices as closely monitored by the Committee. The Committee, in conjunction with the Board, has reviewed, considered and based its decision-making on executive compensation approaches to ensure proper alignment with the long-term interest of the Corporation’s Shareholders.

Based on the foregoing, the Board of Directors consistently recognized the integrated and varying roles deriving from the direct responsibility among the Named Executives in managing a fast growing and increasingly complex entrepreneurial company.

The Corporation believes that their responsibilities are best executed through their actions as a group. The creation of a new company operating in a new field dominated by few large competitors presents significant challenges, including the implementation of an efficient management structure in order to ensure the growth of the Corporation. In addition, the business plan of the Corporation, which includes diversification of its revenues, investment in emerging junior mining companies, acquisition of royalty interests and revenue streams have offered additional challenges to the Named Executives who have been and will continue to be called upon playing various roles in several fields of activity.

For these reasons, the Corporation advocates a team approach for the short and long-term incentive compensation of the Named Executives. Performance monitoring of Named Executives over the first thirty months of existence of the Corporation confirmed the validity of this approach. Based on recommendation of the Committee, the Board of Directors approves the corporate objectives for Named Executives of the Corporation and has also determined them to be collective goals.

Independent Compensation Consultants

The Committee, at its discretion, hires independent compensation consultants. With the establishment of Osisko in mid-2014, the Committee mandated PCI – Perrault Consulting Inc. to provide assistance in the establishment of initial compensation arrangements.

The Committee also receives detailed compensation analysis from management on various companies from the mining sector, including previous comparator group.

In late 2015, in light of the forecasted challenging period in the commodity prices, Management recommended to the Committee to establish a salary freeze as part of cost containment program. The Committee agreed with the recommendation and thus chose not to hire an independent compensation consultant. The 2016 base salary level remained the same as 2015.

Market Comparators

As salaries for Named Executives were not adjusted in 2016, no market comparator group was formally established and reviewed. However, the Committee continued to receive from Management compensation reviews of key industry peers, including previous comparator group.

2016 Compensation Advisory Fees

The following table illustrates in detail the components of the advisory fees incurred by the Corporation for compensation consultants in 2016 and in 2015:

	Fees incurred in 2016	Fees incurred in 2015
PCI-Perrault Consulting Inc.
Compensation consulting services	Nil	Nil
Proxy related matter	Nil	$1,800
28	2017 Management Information Circular

Compensation Policy

As is typical in the mining industry, the Corporation’s executive compensation policy is comprised of a combination of cash and stock option grants and RSU grants to Named Executives. The Committee may also award DSUs to Named Executives on an ad hoc basis but has not done so to date.

The combination of base salaries, annual incentive, option grants and RSU grants (which are full value phantom shares, payable in cash as at the end of the three-year vesting period), reflects the Corporation’s evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of options and RSUs to Named Executives are made on an annual basis, generally following the annual meeting of Shareholders. For any grant, options vest as to one third of the total grant at each of the first three anniversaries of such grant. RSU grants are subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is subject to the achievement of approved long term objectives over a three-year period (as more thoroughly described below under the heading “Long-Term Incentive Compensation”). The Committee considers that such performance criteria improves Named Executives’ alignment with Shareholders’ interests and further promotes value creation.

RSUs, and potentially DSUs, also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry companies and to enhance Named Executives’ alignment with Shareholder value creation while limiting Shareholder dilution. The RSU Plan and the DSU Plan are further described under the heading “Long-Term Incentive Compensation” below.

Components of the Compensation Program

The compensation program consists of the four following distinct elements aiming at providing adequate compensation in order to ensure alignment of senior executive’s interest with those of the Corporation’s Shareholders:

Components of Compensation	As a percentage of Total Compensation (%)
	2016	2015	Target
Base Salary Level	24 to 25	23	25
Annual incentive (bonus) compensation	26	30 to 31	25
Long-term incentive compensation	49	46 to 47	50
Benefits	< 1	< 1	< 1

2017 Management Information Circular	29

Management of Compensation Risks

The Committee structures the components of the compensation program in order to generate adequate incentives to increase Shareholders value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the Committee establishes the total compensation of the Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize Shareholders value.

The fixed component of the Named Executives’ compensation is essentially composed of the base salary which represents approximately 25% of their total compensation. The components forming the remaining 75% aim at rewarding short to long-term objectives and are composed of an annual incentive (100% performance based on a yearly basis), grant of RSUs (one half of which is performance based on a 3-year period) and grant of stock options. In connection with the implementation of its strategic growth plan, the Corporation has generally reached its targets for each of the components of the compensation structure for the Named Executives.

The annual incentive compensation is measured against the achievements of specific corporate objectives established by the Committee at the beginning of each year. The 2016 objectives reflect, among other things, investing capital to grow the Corporation’s assets and enhance its market capitalization, advancing projects in which the Corporation has a direct or indirect interest, securing new financing to strengthen its capital resources, outperforming the TSX – Gold Index by 10% and maintaining an industry leadership in sustainability. The key objectives have been set to position the Corporation for growth and to maximize Shareholder value through the collective effort of the Management team. In order to manage compensation risks related to annual incentive compensation, the Committee implemented in 2015 a policy on recovery of incentive compensation (as more fully described under the heading “Policy on Recovery of Incentive Compensation” below).

The long-term compensation comprises RSUs and stock options. The Committee considers that the granting and vesting policies provide sufficient incentives to motivate the Named Executives in the long term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Stock options vest over a three year period and have a five year term. The Committee considers that these characteristics provide sufficient incentives to motivate the Named Executives in the long term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Within the scope of ensuring best practices, the Committee adopted formal securities ownership guidelines in 2015 in order to further align the long-term interests of the Shareholders, provided that the calculation of the minimum shareholding be based on:

(i)	the higher of the acquisition cost or market value of shares;
(ii)	the higher of the issue price or market value with respect to DSUs and RSUs; and
(iii)	with respect to RSUs, only those which are exclusively subject to time-based vesting shall be used in the determination of the minimum securities ownership.

Additional information on the securities ownership guidelines is provided under the heading “Securities Ownership”.

Also, as part of the risks review presented to the Corporation’s Audit Committee, none was related to compensation among all risks identified. As Ms. Joanne Ferstman, Mr. Victor H. Bradley are both members of the Audit Committee and of the Committee, they bring their knowledge, experience and insight on risk issues to the Committee. Any identified risk related to human resources and compensation of Management are transmitted to the Committee which is responsible to follow-up on the implementation of the recommendations according to established priorities. The Committee then reports the results back to the Board of Directors.

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Based on the review performed in the last financial year, no risks associated with the Corporation’s compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The Committee will continue to monitor and review the Corporation’s compensation policies and practices annually to ensure that no component of the Named Executives’ compensation constitutes a risk.

The compensation components are detailed below. The Corporation has not adopted any retirement plan or pension plan for its Directors and officers.

Base Salary

The Corporation’s policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers’ experience, competencies and track record of accomplishments and preserving a “team approach” toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the Named Executives are reviewed and, as applicable, adjusted yearly by the Committee considering the overall corporate performance of the Named Executives team and the comparator group metrics. As the Corporation began its operations on June 16, 2014, initial salaries for the Named Executives were set on July 30, 2014 with effect as of June 16, 2014.

At the end of 2015, further to a proposal submitted by Management of the Corporation to this effect, the Committee decided that there would be no salary increase for the Named Executives in 2016 and that their annual base salary level would remain at the 2015 level.

The Committee considers that the annual base salary levels are aligned with the current market and reflect the Named Executives’ scope and responsibilities associated with their role in the Corporation’s evolution. The table below shows the annual base salary level determined for each of the Named Executives as of December 31, 2015 and 2016:

Named Executives	Annual Base Salary level as at December 31, 2016 ($)	Annual Base Salary level as at December 31, 2015 ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	500,000	500,000
Bryan A. Coates, President	375,000	375,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	280,500	280,500
Luc Lessard, Senior Vice President, Technical Services	375,000	375,000
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	275,400	275,400

Compensation Reimbursements – Associate Companies

As part of its business model and strategy for growth, the Corporation invests in associate companies and, as a result, members of Management, including certain Named Executives, may, from time to time, be appointed to the board of directors or executive positions in such investee companies. The Corporation allocates and charges back a portion of such Named Executive’s base salary to such investee company or, as applicable, takes into account the remuneration paid by such investee company to such Named Executive in reviewing and establishing the total compensation. As such, the annual base salary level shown above is the gross salary that a Named Executive is receiving taking into account the portion of salary assumed directly by the Corporation and the portion assumed by investee companies, as applicable.

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The following table lists the investee companies with respect to which certain Named Executives assumed or were assuming a board member role or an executive function in 2016:

Companies	Officers	Directors
Barkerville Gold Mines Ltd.	Luc Lessard	Sean Roosen (Chair)
Bowmore Exploration Ltd.	N/A	Luc Lessard
Falco Resources Ltd.	Luc Lessard André Le Bel	Sean Roosen (Chair)
Highland Copper Company Inc.	N/A	Luc Lessard
NioGold Mining Corporation(1)	André Le Bel	Sean Roosen
Osisko Mining Inc.	N/A	Sean Roosen (Chair)
TerraX Minerals Inc.	N/A	Elif Lévesque

NOTES:
(1): NioGold Mining Corporation was acquired by Osisko Mining on March 11, 2016.

The actual salary effectively assumed by the Corporation for each of the Named Executives is therefore adjusted to take into account the cash remuneration received by the Named Executives for their services to such investee companies. The Corporation therefore assumed and paid the following base salary to each of the Named Executives in 2015 and 2016:

Named Executives	Actual Salary assumed by the Corporation in 2016 ($)	Actual Salary assumed by the Corporation in 2015 ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	363,750	475,000
Bryan A. Coates, President	375,000	362,500
Elif Lévesque, Chief Financial Officer and Vice President, Finance	280,500	277,750
Luc Lessard, Senior Vice President, Technical Services	66,346	135,000
André Le Bel, Vice President, Legal Affairs and Corporate Secretary	238,725	262,939

Annual Incentive Compensation

The Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, at its full discretion, based on recommendation of the Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board of Directors retains full discretion in assessing such achievement and may approve an award in excess of such target. In addition, the Board may also factor in individual achievement, if warranted.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Committee will review the realization of the Corporation’s objectives and meet with Management to discuss and consider each element contained in the corporate objectives. The Committee also meets in private to discuss this matter.

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Similar to 2015, the Corporation’s 2016 short-term key objectives (the “2016 Key Objectives”) were grouped under four general goals including assets growth, maintain and strengthen financial position, enhance Shareholders returns and maintain leadership in sustainability. The following specific objectives were underlying these four goals:

Assets Growth

(i)	Acquire near term cash flowing assets (12-24 months);
(ii)	Enhance the quality of assets at investee companies level;
(iii)	Increase resource base at the Coulon project by 1.5 million tonnes;
(iv)	Advance feasibility studies by year-end at investee companies level;
(v)	Complete the Preliminary Economic Assessment (“PEA”) studies at investee companies level;
(vi)	Enhance value of under-performing portfolio assets;
(vii)	Increase gold mineral resources of the Corporation and its affiliated companies by 1 million ounces;

Financial Capacity

(viii)	Increase financial capacity by 50% ($250M);

Shareholders Returns

(ix)	Outperform the TSX – Gold Index by 10%;
(x)	Increase return to Shareholders;
(xi)	List on the New York Stock Exchange (“NYSE”);
(xii)	Improve trading liquidity;
(xiii)	Increase market capitalization by 25% to $1.6 billion;

Sustainability

(xiv)	Maintain an industry leadership in sustainability;
(xv)	Attract and retain human resources;
(xvi)	Maintain safe and responsible work environment;
(xvii)	Maintain sound governance framework.

ASSET GROWTH (50%)

(i)	Acquire cash flowing assets (near term 12-24 months)

(a)

The Corporation acquired a silver stream from Taseko Mines Limited’s 75% joint venture interest in Gilbraltar copper mine (“Gilbraltar”) located in south-central British Columbia for a one-time cash consideration of US$33 million. This transaction was initiated at the end of 2016 and was completed in early 2017. It is expected to increase the Corporation’s production by approximately 200,000 ounces of silver for the next 14 years, and then increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gilbraltar. The silver transfer price is determined at US$2.75 per ounce.

(b)

The Corporation acquired a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. for $10 million. The Hermosa Project is located in Santa Cruz County, Arizona, Unites States of America.

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(c)

As part of streamlining its operations to focus on royalties and incubation investment, the Corporation completed an earn-in transaction with Osisko Mining in October 2016. Under the terms of the agreement, Osisko Mining may earn a 100% interest in the Corporation’s interest in exploration properties located in the James Bay area (excluding the Coulon copper-zinc project and four other exploration properties) and Labrador Trough upon completing the total investment of $32 million over a 7-year period. Osisko Mining will earn a 50% interest upon completing expenditures totaling $19.2 million. The Corporation retained an escalating NSR royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2% NSR royalty on other metals and minerals produced from the properties. As a result of the Earn-in transaction, the Corporation reduced its financial commitment for exploration and salaries. As part of this transaction, the Corporation exercised a financing option for $5 million and acquired a 1% NSR royalty on Osisko Mining’s Windfall Lake project located approximately 200 kilometres northeast of Val-d’Or, Québec, Canada.

(d)

The Corporation provided Falco Resources with a $10 million loan financing, which consists of an 18-month maturity, and interest payable on the principal amount at a rate per annum that is equal to 7%, compounded quarterly, payable upon repayment of the principal amount. Upon the maturity date, if the Corporation and Falco Resources have not concluded a stream agreement, the principal amount of the loan will be converted into a 1% NSR royalty on the Horne 5 Project and accrued interests will be paid in cash.

(ii)	Enhance quality of assets

(a)

Barkerville completed a 72,000 meters infill drilling campaign at its flagship Cariboo Gold project and updated its geological model. Barkerville initiated the preparatory work and permit process for a small scale mining campaign. The permitting process is ongoing.

(b)

On June 30, 2016, the Corporation and Highland Copper Company Inc. (“Highland”) agreed to amend the terms of their agreement entered into in December 2014 and to convert the $10 million secured loan into a 3% NSR royalty on all metals produced from the mineral rights and leases associated with the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland will grant the Corporation a 1.5% NSR royalty on all metals produced from the White Pine project, and the Corporation’s NSR royalty on Copperwood will be reduced to 1.5%.

(iii)	Increase resource base at the Coulon project by 1.5 million tonnes

Exploration work is ongoing at the Corporation’s Coulon copper-zinc project located in northern Québec to enhance project economics. The Corporation is carrying on a drilling program to increase resource base; reviewing metallurgical aspect of the deposit to enhance recoveries; initiated discussion with governmental authorities with respect to infrastructures and began a PEA study.

(iv)	Advance feasibility studies by year-end at investee companies level;

Falco Resources initiated the Horne 5 project feasibility study and the environmental impact assessment studies in 2016, which were respectively 50% completed as at December 31, 2016.

(v)	Complete the Preliminary Economic Assessment studies at investee companies level

Falco Resources’ Horne 5 project PEA study was prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and issued on May 9, 2016 and indicating, among other factors, a production profile averaging 236,000 ounces of gold annually over the life of mine, with an all-in sustaining cash cost of US$427 per ounce of gold net of by-product credits and an all-in cost (capital expenditures plus operating expenditures) estimated at US$660 per ounce of gold.

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(vi)	Enhance value of under-performing portfolio assets

(a)

The Corporation sold its 9.8% interest in Labrador Iron Ore Royalty Corporation and generated a gain of $7.7 million. The Corporation also earned $10.7 million in non-taxable dividend income from its investments.

(b)

The Corporation generated positive returns on its investment portfolio which stood at $221.7 million as of December 31, 2016. It is well positioned for future acquisitions to enhance royalty portfolio.

	(c)	As per its accelerator model, the Corporation sets the stage to leverage its investment portfolio to acquire royalties and streams.

(vii)	Increase gold mineral resources of the Corporation and its affiliated companies by 1 million ounces;

(a)

Falco Resources reported a significant increase in Horne 5’s mineral resources in October 2016, namely measured and indicated mineral resource of 7.1 million gold equivalent ounces and inferred mineral resource of 1.7 million gold equivalent ounces.

(b)

On March 11, 2016, NioGold Mining Corporation was acquired by Osisko Mining by way of a court approved plan of arrangement. Osisko Mining filed an updated mineral resource technical report in June 2016 concerning the Marban Block property indicating in-pit measured and indicated mineral resources of 1.2 million ounces of gold.

FINANCIAL CAPACITY (25%)

(viii)	Increase financial capacity by 50% ($250 million)

(a)

On February 26, 2016, the Corporation closed a bought deal public offering by way of a short form prospectus in all of the provinces of Canada of 11,431,000 units (the “Units”), including the full exercise of an over-allotment option by a syndicate of underwriters co-led by BMO Capital Markets and RBC Capital Markets, at a price of $15.10 per Unit, representing aggregate gross proceeds to the Corporation of $172,608,000. Each Unit entitled the holder to acquire, for no additional consideration, one (1) share of the Corporation and one-half of one common share purchase warrant (each whole common share purchase warrant a “2016 Warrant”) of the Corporation. Each full 2016 Warrant will entitle the holder thereof to purchase one (1) share the Corporation at a price of $19.08 per share for a period of 36 months.

(b)

On February 12, 2016, Ressources Québec, a wholly-owned subsidiary of Investissement Québec, subscribed to a five-year $50 million convertible debenture, bearing interest at an annual rate of 4% payable quarterly (the “Debenture”). Ressources Québec will be entitled, at its option, to convert the Debenture into Osisko Shares at a price of $19.08 per Osisko Share at any time during its term.

(c)

In 2016, Osisko Mining, Barkerville and Falco Resources also completed financings to pursue exploration and development programs. The following funds were raised based on the respective completed financings:

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Name of Corporation	Proceeds of Financings	Contribution by the Corporation
Osisko Mining	$83.5 million	$6.8 million
Falco Resources	$36.5 million	$3.3 million
Barkerville	$31.8 million	$8.2 million
TOTAL:	$151.8 million	$18.3 million

Falco Resources also completed in January 2017 a non-brokered private placement of $10.8 million, previously announced in November 2016, with Ressources Québec, Capital Croissance PME II, s.e.c. and SIDEX, s.e.c.

As a result of Management’s efforts in 2016, the Corporation and its investee companies raised, through public and private financings, aggregate gross proceeds of $366.9 million.

(d)	The Corporation held advanced discussion on projects with strategic partners.

SHAREHOLDER RETURNS (15%)

(ix)	Outperform TSX Gold Index by 10%

The Corporation’s stock price underperformed the TSX Gold Index, closing at $13.09 on December 30, 2016, representing a 4.2% decline compared to a 46% increase for the Index.

(x)	Increase Return to Shareholders

While the dividend was not increased in 2016, the Corporation initiated on October 17, 2016, following approval of the TSX, a normal course issuer bid (“NCIB”) in order to protect Shareholder’s value. As at December 31, 2016, the Corporation had purchased 150,000 of its Common Shares under the NCIB program.

(xi)	Listing on the New York Stock Exchange

On July 6, 2016, the Corporation began trading on the NYSE under the ticker “OR”.

(xii)	Improve Trading Liquidity

(a)

The listing on the NYSE enhanced the trading liquidity of the Common Shares of the Corporation in the United States (“US”) which represented an average of 11% of the total volume of shares traded in Canada and in the US in 2016. During the third quarter of 2016, the trading in the Corporation’s Common Shares in the US represented 13% of the total volume of shares traded in Canada and in the US and it reached 18.4% in the fourth quarter.

(b) Throughout the year, the Corporation enhanced its investor relations program and focused on the US. Management of the Corporation was present at a number of investor events.

(xiii)	Increase market capitalization by 25% to $1.6 billion

The market capitalization of the Corporation was increased by 8% to $1.4 billion at the end of 2016.

SUSTAINABILITY (10%)

(xiv)	Maintain leadership role in sustainability within the mining industry

	(a)	Members of Management of the Corporation participated as speakers in a number of lectures and seminars to enhance the image of the mining industry.

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(b)	The Corporation provided financial support to various community initiatives in health and education.

(c)	The Corporation participated in various initiatives to promote the mining industry and to attract new talent to the industry.

(d)

As a result of the leadership role assumed by Management of the Corporation, the following recognition awards were received: Sean Roosen – Leadership in Mine Financing (Quebec Mineral Exploration Association (“AEMQ”)); Robert Wares (Osisko Mining) – Hector Authier Award (AEMQ), Osisko Mining – Best North American Exploration Mining Company of the Year, (Mines and Money), Falco Resources – Entrepreneur of the Year (AEMQ).

(xv)	Attract and retain human resources

(a)

The Corporation maintained high level of employee engagement throughout the year which resulted in a high employee participation (79%) in the Corporation’s employee share purchase plan (the “Employee Share Purchase Plan”).

(b)

As part of the Earn-in transaction with Osisko Mining, the Corporation transferred its James Bay exploration group to Osisko Mining which, in turn, provided long term employment opportunities to most of these employees.

(c)

The Corporation’s technical and administrative teams also provide services to investee companies resulting in the Corporation’s enhanced ability to attract and retain top talent; reduced the administrative and technical service costs to the Corporation and leverage of talent, skills and expertise.

	(d)	The Corporation continued to provide training and development support to key employees to ensure successful succession and growth plans.

(xvi)	Maintain safe and responsible work environment

In 2016, the Corporation’s personnel experienced no major accidents; there were no major environmental incidents at its operations and Management continued to focus on safety and responsible community relations throughout its operations and those of its investee companies.

(xvii)	Maintain sound governance framework

(a)

The Corporation held its annual meeting of Shareholders and a stakeholders’ dinner in Rouyn-Noranda in May 2016; as part of this event, the Board of Directors visited the Canadian Malartic mine and Falco Resources’ regional offices in Rouyn-Noranda.

	(b)	The Corporation’s Advisory Vote on Compensation (“Say on Pay”) was supported by more than 97% of vote cast at the 2016 annual meeting of shareholders.

	(c)	All proposed nominees to the Board of Directors were either elected or re-elected.

(d)

Through an ongoing Shareholders outreach program on governance, the Chair of the Governance and Nomination Committee and Management met with and solicited input from four key institutional Québec and Canadian Shareholders to provide feedback on governance issues and ensure greater alignment.

	(e)	The Corporation maintained top 100 ranking (95 out of 234 companies) in the Globe and Mail Report on Business Governance Rankings.

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Assessment of 2016 key objectives by the Committee

The 2016 Corporate Objectives were approved by the Board of Directors, upon recommendation of the Committee at the beginning of the most recently completed financial year. The Committee monitored on a quarterly basis the progress made by Management toward achieving said objectives. As part of its duties and responsibilities and in conjunction with the year-end assessment, the Committee reviewed the realization of the Corporation’s objectives and thereafter met with Management and in private for discussion and consideration of each element contained in the 2016 Corporate Objectives. Further to such review, the Committee provided its recommendation to the Board which also deliberated with and without the presence of Management and determined and approved the following assessment of the 2016 Corporate Objectives set forth below:

2016 CORPORATE OBJECTIVES		Allocation %	Achievement %
Asset Growth
(i)	Acquire near term cash flowing assets (12-24 months)
(ii)	Enhance the quality of assets at investee companies level
(iii)	Increase resource base at Coulon Mines project by 1.5 million tonnes
(iv)	Advance feasibility studies by year-end at investee companies level	50.00	50.00
(v)	Complete PEA studies at investee companies level
(vi)	Enhance value of under-performing portfolio assets
(vii)	Increase gold mineral resources of the Corporation and its
affiliated companies by 1 million ounces

Financial Capacity
(viii)	Increase financial capacity by 50% ($250M)	25.00	31.25

Shareholder Returns
(ix)	Outperform TSX Gold Index by 10%
(x)	Increase return to Shareholders
(xi)	List on the NYSE	15.00	10.00
(xii)	Improve trading liquidity
(xiii)	Increase market capitalization by 25% to $1.6 billion

Sustainability
(xiv)	Maintain an industry leadership in sustainability
(xv)	Attract and retain human resources
(xvi)	Maintain safe and responsible work environment	10.00	12.50
(xvii)	Maintain sound governance framework

TOTAL		100.00	103.75

The Committee then reviewed the Annual Incentive Award recommendation prepared by the Chief Executive Officer for all Named Executives (except for himself), which provided for an increase of the Annual Incentive Award to each Named Executive equal to 105% to highlight the work accomplished by the Management team in 2016. The Committee also assessed the Chief Executive Officer’s performance for 2016 and, further to such review the Committee provided a recommendation to the Board which took into consideration the “team approach” philosophy of the Corporation. The Committee thereby recommended to establish the Annual Incentive Award to the Chief Executive Officer to the same level as the other Named Executive, being 105%. The Board reviewed and discussed the recommendation of the Committee for the Named Executives and for the Chief Executive Officer and approved the following payment of the Annual Incentive Award to the Named Executives and the Chief Executive Officer, for the financial year ended December 31, 2016:

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Named Executives	2016 Annual Incentive Award ($)	2015 Annual Incentive Award ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	525,000	655,000
Bryan A. Coates, President	394,000	500,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	295,000	375,000
Luc Lessard, Senior Vice President, Technical Services(1)	245,688	391,938
André Le Bel, Vice President, Legal Affairs and Corporate Secretary(1)	255,997	340,239

NOTE:
(1)	Net of annual incentive award assumed by associate companies.

Long-term Incentive Compensation

The Corporation’s long-term compensation program ensures the alignment of the Named Executives with Shareholders and other stakeholders in the value creation process. The long-term compensation provides an effective retention measure of key senior executives. The establishment of a balance between short and long-term compensation is essential for the Corporation’s sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance while limiting Shareholder dilution and to complement the existing Stock Option Plan, the Corporation adopted a RSU Plan and a DSU Plan.

The total compensation includes approximately 50% long term compensation components in the form of stock options and RSU grants of equal value. Shareholders had previously approved the Stock Option Plan in 2014, which shall be re-confirmed at the Meeting. The Stock Option Plan, the RSU plan and the DSU Plan are hereinafter collectively referred to as “Osisko’s Long-Term Incentive Plans”.

The Committee manages Osisko’s Long-Term Incentive Plans with full authority. The Committee considers ad hoc and annual grants of options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The Committee, in turn, considers such recommendations and, as appropriate, makes recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer. In reviewing Management’s recommendation relating to grants under the Long-Term Incentive Plans, the Committee and the Board of Directors may take into account past grants and factor in any such grants made by investee companies to any of the Corporation’s Named Executives.

Stock Options

The Shareholders of the Corporation approved the current Stock Option Plan on May 30, 2014, allowing for the grant of options to officers and employees of the Corporation, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Stock options are granted by the Board of Directors based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, except in respect of grants to himself. The total number of stock options issued over the past years to an employee may be taken into consideration but does not have a material impact on the number of options to be granted to said employee, except for same year grants, if any. The Black-Scholes value of options granted by investee companies to any Named Executive for their executive role reduces the options to be granted to any such Named Executive by the Corporation.

Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares of the Corporation on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding Common Shares. The duration and the vesting period are determined by the Board.

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However, the expiry date may not exceed 7 years after the date of grant. To date, all grants are set to expire five year after the date of grant.

The terms and conditions of the Stock Option Plan, as well as the proposed modifications, are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the Committee’s discretion, to participate in the long term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

The vesting of half of each RSU grant are subject to performance criteria. All RSU grants are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant; the remaining portion (1/2) will also vest on the third anniversary of such grant but is subject to performance criteria approved by the Committee and the Board of Directors.

The Committee considers that such performance criteria improves the alignment of Named Executives’ interests with those of Shareholders of the Corporation and promotes sustainable growth and value creation.

Unless otherwise indicated by the Committee upon grant, the RSUs granted to a participant shall vest on the third anniversary of the grant date, subject to any vesting conditions, including performance vesting conditions, as determined by the Committee and described in the letter of grant. Whenever dividends are paid on Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled in cash, for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings.

In connection with the 2016 grants of RSUs, the following 3-year performance long term objectives (“2016 Long-Term Objectives”) were approved by the Committee:

i.	increase asset base to $1,850 million;
ii.	increase revenues to equivalent of 60,000 ounces of gold;
iii.	enhance/realize investment/exploration portfolio by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

In connection with the 2015 grants of RSUs, the following 3-year performance long term objectives (“2015 Long-Term Objectives”) were approved by the Committee:

i.	increase asset base by 50%;
ii.	diversify corporate revenue stream by reducing Canadian Malartic to 40% of overall contribution;
iii.	enhance/realize value of equity and exploration portfolios by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

The Committee approved the following 3-year performance long term objectives in connection with the 2014 grants of RSUs (“2014 Long-Term Objectives”):

i.	increase asset base by 200%;
ii.	diversify corporate revenues stream by reducing Canadian Malartic to 60% of overall contribution;
iii.	grow investment portfolio by $50 million;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

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The Committee monitors the achievement of these performance criteria on a regular basis.

The Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

In the event a participant resigns or is terminated by the Corporation for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

•

the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and

•

all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

The value and number of RSUs granted in 2016 were based on recommendations made by the Chair of the Board and Chief Executive Officer (except in respect of grants to himself) and the closing price of a Common Share on the TSX on the day prior to the grant date.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board or as officers of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the directors of the Board or of the board of directors of a subsidiary, and, as applicable, the officers or key employees of the Corporation or of a subsidiary, designated by the Committee (the “Eligible Key Employees”), to become participants of the DSU Plan.

In order to further improve alignment of interests between directors and Shareholders, all DSUs granted to directors shall vest on the day prior to the next annual meeting of Shareholders following such grant.

DSUs granted to a participant, who is an Eligible Key Employee, shall become vested based on the specific conditions determined in each letter of grant provided the participant is in the employment of the Corporation or of the subsidiary, as applicable, on such vesting date, unless the Board decides otherwise at its sole discretion.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of employment or mandate in the case of a Board member. Vested DSUs are settled in cash, for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings.

In the event an Eligible Key Employee’s employment is terminated by the Corporation for cause, all outstanding DSUs are cancelled. In the event an Eligible Key Employee resigns voluntarily, all outstanding and unvested DSUs are cancelled. In the event an Eligible Key Employee dies, retires, becomes disabled or is terminated by the Corporation or the subsidiary, as applicable, other than for cause, the number of outstanding and unvested DSUs is pro-rated on the basis of the number of days worked over the total number of days of the original vesting schedule, if applicable.

2017 Management Information Circular	41

Since the Corporation’s adoption of the DSU Plan in April 2014, DSUs have been awarded to Non-Executive Directors only.

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation has approved an employee share purchase plan to encourage eligible employees (“Eligible Employees”) to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation. The Eligible Employee’s contribution shall be of a minimum of $100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month. Reference is made to the description of such plan under the heading “Security-Based Compensation Arrangements” below.

Benefits

The Corporation’s executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in the Corporation’s Common Shares on June 16, 2014 with the cumulative total return of the S&P/TSX Composite Index (formerly TSE-300 Index) for the three most recently completed financial years.

	Osisko Gold Royalties Ltd	S&P/TSX Composite Index
June 16, 2014	$100.00	$100.00
December 31, 2014	$103.54	$97.29
December 31, 2015	$86.41	$86.50
December 31, 2016	$82.71	$101.64
42	2017 Management Information Circular

Osisko commenced trading in June 2014, and thus still in its formative years. The Corporation believes that it is not appropriate to assess the performance of the Chair and CEO over such short period as Osisko is an emerging company and is deploying various initiatives to position itself for future growth.

Following a decline in 2015, the S&P/TSX composite rebounded in 2016, following improved commodity prices and the Corporation’s financial performance. Osisko believes that it underperformed due to a large part of its asset base being held in cash to fund future acquisitions of royalties and streams.

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long term compensation assumed by the Corporation (net of any amount received or back charges from any investee companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards(2)(3) ($)	Option- Based Awards(4) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan(5)	Long-Term Incentive Plan
Sean Roosen Chair of the Board and Chief Executive Officer	2014(6)	243,755	1,000,000	1,017,654	365,600	–	–	–	2,627,009
	2015	475,000	502,250	500,071	655,000	–	–	–	2,132,321
	2016	363,750	509,000	500,064	525,000	–	–	–	1,897,814
Bryan A. Coates President	2014(6)	189,588	750,000	763,040	284,400	–	–	–	1,987,028
	2015	362,500	377,250	375,053	500,000	–	–	–	1,614,803
	2016	375,000	384,000	375,048	394,000	–	–	–	1,528,048
Elif Lévesque Chief Financial Officer and Vice President, Finance	2014(6)	148,962	500,000	508,827	223,400	–	–	–	1,381,189
	2015	277,750	282,750	280,568	375,000	–	–	–	1,216,068
	2016	280,500	289,500	280,600	295,000			–	1,145,600
Luc Lessard(7) Senior Vice President, Technical Services	2014	N/A	N/A	N/A	N/A	N/A	N/A	–	N/A
	2015	135,000	377,250	187,320	391,938			–	1,091,508
	2016	66,346	384,000	271,195	245,688	–	–	–	967,229
André Le Bel(7) Vice President, Legal Services and Corporate Secretary	2014	N/A	N/A	N/A	N/A	N/A	N/A	–	N/A
	2015	262,939	273,779	271,333	340,239	–	–	–	1,148,290
	2016	238,725	254,151	245,715	255,997	–	–	–	994,588

NOTES:
(1)

The respective annual base salary level of the Named Executive as at December 31, 2016 was as follows: Mr. Roosen: $500,000, Mr. Coates: $375,000, Mr. Lessard: $375,000, Ms. Lévesque: $280,500 and Mr. Le Bel: $275,400. These amounts are reduced by an amount equal to the amounts received, as the case may be, by said Named Executive from investee companies. Amounts shown in the table represent the net amounts directly assumed by the Corporation.

(2)

As per the terms of the Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution up to a maximum contribution of $9,000 per year. All Named Executives contribute the maximum amount to the Corporation’s Employee Share Purchase Plan. Such plan was implemented on October 1st, 2015.

(3)

Pursuant to the RSU Plan which is in effect since April 30, 2014, Named Executives were awarded RSUs on May 4th, 2016, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2019, while the remaining portion (1/2) will also vest in 2019, subject to performance criteria toward achievement of the Long-Term Objectives over a three-year period. The unit grant price on such date was $16.39.

(4)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
September 9, 2014	1.47%	4 years	35%	1%	$4.016
June 30, 2015	0.87%	4 years	35%	1%	$4.126
March 21, 2016	0.62%	4 years	40%	1%	$3.919

Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation’s financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with IFRS requirements.

(5)

An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2016 Key Objectives. The 2016 annual incentive award shown for Messrs. Lessard and Le Bel are the amounts assumed by the Corporation, net of any reimbursement received by the Corporation in connection with any annual incentive paid by associate companies to Messrs. Lessard and Le Bel for 2016.

(6)	The 2014 compensation paid to Named Executives is based on only six months and a half, as the Corporation began its operations on June 16, 2014.
(7)	Messrs. Lessard and Le Bel were not employees of the Corporation in 2014.

The following table shows the total compensation of the Corporation’s Named Executives for the relevant years, as well as the total compensation for the Named Executives as a percentage of the adjusted earnings and as a percentage of Shareholders equity. The Corporation is currently establishing its long term asset base and it is expected that in the initial years, the ratios will be higher than established companies. In 2014, the first year of operation for the Corporation, the long term incentive component of compensation was set at a higher percentage in order to better align interests of the Named Executives with those of the Shareholders as regards to the long term growth of the Corporation.

2017 Management Information Circular	43

	Total compensation of Named Executives ($)	Total compensation of Named Executives as percentage of Adjusted Earnings(2) (%)	Total compensation of Named Executives as percentage of Shareholder Equity (%)
2016(1)	6,533,279	13.0%	0.6%
2015(1)(2)	7,986,000	17.9%	0.9%

NOTES:
(1)	“Gross profit” is defined as “Revenues” less “Depletion of royalty interests” and “Cost of sales”.
(2)

The 2015 total compensation information is based on the total compensation earned by the Named Executives who were disclosed in the Corporation’s 2016 management information circular for the year ended on December 31st, 2015.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all awards outstanding at the end of the financial year ended December 31, 2016. All values shown in this table were calculated using the closing price of $13.09 which was the closing price of the Common Shares on the TSX on December 30, 2016.

	Option-Based Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options(5) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed ($)
Sean Roosen Chair of the Board and Chief Executive Officer	253,400 121,200 127,600	14.90 15.80 13.38	2019-09-08 2020-06-30 2021-03-21	— — —	67,100(2) 31,600(3) 30,500(4)	1,691,228	—
Bryan A. Coates President	190,000 90,900 95,700	14.90 15.80 13.38	2019-09-08 2020-06-30 2021-03-21	— — —	50,300(2) 23,700(3) 22,900(4)	1,268,421	—
Elif Lévesque Chief Financial Officer and Vice President, Finance	126,700 68,000 71,600	14.90 15.80 13.38	2019-09-08 2020-06-30 2021-03-21	— — —	33,600(2) 17,800(3) 17,100(4)	896,665	—
Luc Lessard Senior Vice President, Technical Services	45,400 69,200	15.80 13.38	2020-06-30 2021-03-21	— —	23,700(3) 22,900(4)	609,994	—
André Le Bel Vice President, Legal Affairs and Corporate Secretary	66,700 70,300	15.80 13.38	2020-06-30 2021-03-21	— —	17,400(3) 16,800(4)	447,678	—

NOTES:
(1)

Pursuant to the RSU Plan, the vesting terms consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the Long term objectives.

(2)

The vesting terms are the following: half (1/2) is time-based and vesting in 2017, while the remaining portion (1/2) will also vest in 2017, subject to performance criteria toward achievement of the long term objectives.

(3)

The vesting terms are the following: half (1/2) is time-based and vesting in 2018, while the remaining portion (1/2) will also vest in 2018, subject to performance criteria toward achievement of the long term objectives.

(4)

The vesting terms are the following: half (1/2) is time-based and vesting in 2019, while the remaining portion (1/2) will also vest in 2019, subject to performance criteria toward achievement of the long term objectives.

44	2017 Management Information Circular

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards – Value Vested during the Year ($)	Share-Based Awards – Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year(2) ($)
Sean Roosen Chair of the Board and Chief Executive Officer	—	8,234	525,000
Bryan A. Coates President	—	8,234	394,000
Elif Lévesque Chief Financial Officer and Vice President, Finance	—	8,234	295,000
Luc Lessard Senior Vice President, Technical Services	—	8,234	245,688
André Le Bel Vice President, Legal Affairs and Corporate Secretary	—	8,234	255,997

NOTES:
(1)	This amount represents the value of the Corporation’s contribution to the Employee Share Purchase Plan in relation to the participation of each Named Executive.

(2)

The 2016 annual incentive award shown for Messrs. Lessard and Le Bel are the amounts assumed by the Corporation, net of any reimbursement received by the Corporation in connection with any annual incentive paid by associate companies to Messrs. Lessard and Le Bel for 2016.

Stock Options Exercised during the Year

No stock options were exercised in 2016 by the Named Executives of the Corporation.

Security-Based Compensation Arrangements

Stock options granted or securities issued by the Corporation pursuant to the Corporation’s security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan and the Stock Option Plan.

            The Employee Share Purchase Plan

            The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

            The Stock Option Plan

            The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

2017 Management Information Circular	45

ELIGIBILITY

            Who is eligible to participate?

            The Employee Share Purchase Plan

            Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the “Designated Affiliates”), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan may elect, in its absolute discretion, to waive such 60 day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

            The Stock Option Plan

            Pursuant to the Stock Option Plan, options may be granted in favour of executive directors, officers, employees and consultants providing ongoing services to the Corporation. Non-Executive Directors are not eligible to receive stock option grant and those currently outstanding (being Replacement Osisko Options offered to Virginia option holders), will expire at the latest on July 11, 2024.

TERM AND VESTING

            What is the term and vesting schedule of stock options or of the securities issuable under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation’s contribution will vest on December 31st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan.

            The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1st, 2015.

            The Stock Option Plan

            The options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed 7 years from the date the option is granted (the “Option Period”). The options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all option grants have a term of five years.

46	2017 Management Information Circular

NUMBER OF SECURITIES ISSUED OR ISSUABLE

            How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation’s shares outstanding do they represent?

            The Employee Share Purchase Plan

            The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 1% of the issued and outstanding Common Shares of the Corporation at any one time.

            Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an “evergreen” plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

            The TSX requires that the Employee Share Purchase Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX. The Employee Share Purchase Plan was submitted and ratified by the Shareholders on June 30, 2015.

            The Stock Option Plan

            The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 8% of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

            If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

            As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered an “evergreen” plan, since the Common Shares covered by options which have been exercised under the Stock Option Plan shall be available for subsequent grants under the Stock Option Plan.

            The TSX requires that the Stock Option Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX. The Stock Option Plan was submitted and ratified by the Shareholders on May 30, 2014. It will be submitted to Shareholders for ratification at the upcoming annual meeting of Shareholders to be held on May 4, 2017 as more fully described under the heading “Approval of the Unallocated Options Under the Stock Option Plan” below.

Equity Compensation Plan Information

            The following table shows, as of December 31, 2016, aggregated information for the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance from treasury.

2017 Management Information Circular	47

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#)
Equity Compensation Plans of the Corporation approved by the shareholders	2,654,665	14.67	5,876,244(1)
Equity Compensation Plans of the Corporation not approved by the shareholders	—	—	—
Total:	2,654,665	14.67	5,876,244

NOTE:
(1)

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 8% (or 8,530,909 Common Shares which represent 8% of the outstanding Common Shares as of December 31, 2016 less 2,654,665 Common Shares to be issued upon exercise of outstanding options) of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

            In 2016, the Corporation granted 1,084,700 options to participants under the Stock Option Plan representing 1.02% of the issued and outstanding Common Shares as of December 31, 2016.

            As at March 30, 2017, 2,678,199 Common Shares were issuable upon the exercise of outstanding options representing 2.51% of the issued and outstanding Common Shares of the Corporation. Such options are exercisable at exercise prices ranging from $13.38 to $17.84 per share and are due to expire at the latest on March 20, 2022.

INSIDER PARTICIPATION LIMIT

            What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation’s insiders?

            The Employee Share Purchase Plan

            In order that the Employee Share Purchase Plan complies with stock exchange rules, the aggregate number of Commons Shares:

(a)	issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

Any entitlement to acquire Common Shares granted pursuant to the Employee Share Purchase Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

            The Stock Option Plan

            In order that the Stock Option Plan complies with stock exchange rules, a provision was added to the Stock Option Plan to provide that:

(a)

the aggregate number of Common Shares issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 8% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 8% of the total number of issued and outstanding Common Shares.
48	2017 Management Information Circular

Any entitlement to acquire Common Shares granted pursuant to the Stock Option Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

MAXIMUM ISSUABLE TO ONE PERSON

            What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation’s outstanding capital does this represent?

            The Employee Share Purchase Plan

            The Eligible Employee’s contribution shall be of a minimum of $100 a month but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month.

            The Stock Option Plan

            The number of shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

EXERCISE / PURCHASE PRICE

            How is the exercise price determined under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation’s Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

            The Stock Option Plan

            The exercise price of the options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

CESSATION

            Under what circumstances is an individual no longer entitled to participate?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent.

2017 Management Information Circular	49

            The Stock Option Plan

            If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

ASSIGNABILITY AND TRANSFERABILITY

            Can stock options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

            All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a Will. All options and such benefits and rights may only be exercised by the participant or Eligible Employee.

AMENDMENT PROVISIONS

            How are the security-based compensation arrangements amended? Is shareholder approval required?

            The Employee Share Purchase Plan

            The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i)	to suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii)

to make any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

iii)

to make any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

iv)	to make any amendment to the vesting provisions of the Employee Share Purchase Plan;

v)

to make any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee’s status under the Employee Share Purchase Plan;

vi)	to make any amendment to the categories of persons who are Eligible Employees;

vii)	to make any amendment to the contribution mechanics of the Employee Share Purchase Plan; and

50	2017 Management Information Circular

viii)	to make any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

            The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any other amendment to the Employee Share Purchase Plan not mentioned hereinabove, including, but not limited to change the number of Common Shares issuable from treasury under the Employee Share Purchase Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, the allowable purchase discount and the employer matching contribution amount. Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

            The Stock Option Plan

            The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan:

(a)	any amendment of a “housekeeping” nature;

(b)	a change to the vesting provisions of an option or the Stock Option Plan;

(c)	a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

            The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

(a)

any amendment to the number of shares issuable under the Stock Option Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(b)

a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a participant prior to its expiry for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

(c)	an increase in the maximum number of shares that may be issued to insiders within any one year period or that are issuable to insiders at any time;

(d)

an extension of the term of an option held by or benefiting an insider beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

(e)	any change to the definition of “Participant” included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

(f)	the addition of any form of financial assistance;

(g)	any amendment to a financial assistance provision which is more favorable to optionees;

(h)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

2017 Management Information Circular	51

(i)	the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

(j)	any amendment to the transferability provision of the Stock Option Plan;

(k)	any amendment that may modify or delete any of the amendment disposition; and

(l)

any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

            Were any amendments made to the security-based compensation arrangements in the last financial year?

            There were no amendments made to the Corporation’s Stock Option Plan in the last financial year.

            There were no amendments made to the Corporation’s Employee Share Purchase Plan in the last financial year.

FINANCIAL ASSISTANCE

            Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee’s contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

            The Stock Option Plan

            The Corporation implemented an independent third party web-based platform allowing participants to proceed with “cashless” exercise of options this third party act as an agent (“Agent”) for the Corporation. Accordingly, during an Option Period or a Blackout Period (as defined in the Stock Option Plan), as the case may be, a participant may elect to exercise the participant’s options, by (i) consenting to receive a loan payable on demand from the Agent for a principal amount equal to the amount of the exercise price (the “Advance”), (ii) directing for the proceeds from the loan to be used to pay for the exercise price of the options, (iii) consenting to have the Agent to sell, or arrange for the sale, in the market (if any) or as the Agent may determine, on behalf of any beneficiary, such portion of any Common Shares issuable to the participant on exercise of any option as the Agent may determine, in order to realize net cash proceeds sufficient for the participant to repay the Advance, and (iv) directing such net cash proceeds to be paid to the Agent in satisfaction of the participant’s obligation to repay the Advance to the Agent.

CHANGE OF CONTROL PROVISIONS

            Are there any adjustment provisions under the security-based compensation arrangements?

            The Employee Share Purchase Plan

            Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation’s contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

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            In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

            The Stock Option Plan

            Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested options outstanding at the time of the change of control shall vest and become immediately exercisable.

            Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

            In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

BLACK-OUT PERIODS

            Are there any blackout period provisions under the security-based compensation arrangements?

            Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, the Corporation will make the following severance payments to its Named Executives:

•	Chair of the Board and Chief Executive Officer: 1.5 x (annual base salary level + average annualized bonus paid or declared in the last two years); and

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•	other Named Executives: 1.0 x (annual base salary level + average annualized bonus paid or declared in the last two years).

The Corporation shall also continue all of the Named Executive’s benefits for a corresponding period of time equal to one (1) year (one and a half (1.5) year for the Chair of the Board) from of the cessation of the Named Executive employment (the “Extended Benefits Period”). Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Named Executive shall also be entitled to exercise stock options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control (“CoC”), the Named Executive will be entitled to the following severance payment (“CoC severance”):

•	Chair of the Board and Chief Executive Officer: 2.0 x (annual base salary level + average annualized bonus paid or declared in the last two years);
•	other Named Executives: 1.5 x (annual base salary level + average annualized bonus paid or declared in last two years); and
•

in the event the CoC event is deemed by the Board of Directors to be “hostile”, CoC severance payments may also be made to Named Executives who voluntaryCoC resign within 6 months following the "hostile" CoC.

Upon a CoC, all unvested stock options and RSUs shall vest, irrespective of any performance conditions. The Corporation shall also continue all of the Named Executives’ benefits for a corresponding period of time equal to one and a half (1.5) year (two (2) years for the Chair of the Board).

In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

Termination by the Corporation Without Cause

If the Named Executives are terminated by the Corporation without cause, each Named Executive will be entitled to:

Compensation(1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance
Annual base salary level (2)	750,000	375,000	280,500	375,000	275,400
Average Annualized Bonus(3)	885,000	447,000	335,000	447,000	319,500
Unvested Equity acceleration
Stock Options(4)	0	0	0	0	0
RSUs(5)	1,275,381	939,950	654,230	323,276	237,278
Benefits
Insurance(6)	70,700	63,800	60,300	63,800	60,700
TOTAL	2,981,081	1,825,750	1,330,030	1,209,076	892,878

NOTES:
(1)

All amounts are calculated as at December 31, 2016; all Named Executives are entitled to one (1) time (1.5 times for Chair of the Board and Chief Executive Officer), the sum of the Named Executive’s (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years; they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 12 months (18 months for Chair of the Board and Chief Executive Officer). In addition, all Named Executives are also entitled to receive payment of any accrued unpaid vacation.

(2)

As at December 31, 2016, the respective annual base salary level of the Named Executives was as follows: Mr. Roosen: $500,000, Mr. Coates: $375,000, Ms. Lévesque: $280,500, Mr. Lessard: $375,000, and Mr. Le Bel: $275,400.

(3)

For the Named Executives, these amounts reflect one (1) time (1.5 times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options which would vest during the Extended Benefit Period by the difference between $13.09, being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2016 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs which would vest during the Extended Benefit Period (also taking into account achievement of all long term objectives) by $13.09 being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2016.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 12 months (18 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long term disability and accidental death and dismemberment benefits) and outplacement benefits in an amount of $50,000 and other benefits.

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Termination of Employment Following Change in Control

The Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a CoC, or (ii) if the Named Executives voluntary resign within 6 months following a CoC which has been deemed “hostile” by the Board of Directors of the Corporation:

Compensation(1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	Luc Lessard ($)	André Le Bel ($)
Cash Severance
Annual base salary level (2)	1,000,000	562,500	420,750	562,500	413,100
Average Annualized Bonus(3)	1,180,000	670,500	502,500	670,500	479,250
Unvested Equity acceleration
Stock Options(4)	0	0	0	0	0
RSUs(5)	1,691,228	1,268,421	896,665	609,994	447,678
Benefits
Insurance(6)	77,600	70,700	65,400	70,700	66,000
TOTAL	3,948,828	2,572,121	1,885,315	1,913,694	1,406,028

NOTES:
(1)

All amounts are calculated as at December 31, 2016; all Named Executives are entitled to 1.5 time (2.0 times for Chair of the Board and Chief Executive Officer) the sum of the Named Executive’s (i) annual base salary level and (ii) average annualized bonus paid or declared in the last two years they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer).

(2)

As at December 31, 2016, the respective annual base salary level of the Named Executive was as follows: Mr. Roosen: $500,000, Mr. Coates: $375,000, Ms. Lévesque: $280,500, Mr. Lessard: $375,000, and Mr. Le Bel: $275,400.

(3)

For the Named Executives, these amounts reflect 1.5 times (two (2) times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options which would vest during the Extended Benefit Period by the difference between $13.09, being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2016 and the respective exercise price of such options.

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs (the vesting of which would be accelerated as a result of such CoC, irrespective of any performance condition) by $13.09 being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2016.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long term disability and accidental death and dismemberment benefits) and outplacement benefits in an amount of $50,000 and other benefits.

Each of the Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation’s agents, administrators, officers, directors, managers or business executives, consultants or employees and to not enter into competition with the Corporation for a period of 12 months.

For greater certainty and notwithstanding anything to the contrary, any payment to be made to a Named Executive as a result of a termination by the Corporation without cause or termination of employment following change in control will be adjusted to take into account the particulars of the employment situation of such Named Executive with investee companies.

Policy on Recovery of Incentive Compensation

In May 2015, the Board, following the recommendation of the Committee, adopted a written Policy on Recovery of Incentive Compensation (the “Policy” - also commonly known as a “Clawback Policy”) which will apply to the Chair of the Board and Chief Executive Officer, the President, Senior Vice Presidents and Vice Presidents (the “Executive Officers”) of the Corporation (including former Executive Officers). Beginning in 2015, the Policy affects future awards made under the short-term incentive program (the “Annual Incentive Compensation”) and allows the Board, in its discretion, to establish and reserve the right to recover all or portion of the Annual Incentive Compensation paid to an Executive Officer with respect to the most recent financial year in the event that :

(i)

such amount received by an Executive Officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(ii)	an Executive Officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

2017 Management Information Circular	55

(iii)	the Annual Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

Further, Management of the Corporation will continue to monitor, in conjunction with the Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholder’s best interest.

SECURITIES OWNERSHIP

A formal securities ownership guidelines (the “Guidelines”) was assented by the Board of Directors on May 6, 2015 in order to further align the long term interests of the Corporation’s Shareholders and that of its directors and officers. The Guidelines provide direction to Non-Executive Directors, Named Executives and other officers of the Corporation as to the level and amounts of ownership considered satisfactory in meeting the ownership requirements. The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs. The Board of Directors, following the recommendation of the Committee, approved the following method of calculation for the purpose of determining the value of securities held. As such, the holdings are based on the higher of (i) cost of the acquisition or value at the time of grant or (ii) market value at time of determination. With respect to RSUs, only the fixed component (retention based) will be used in determining the value of the holdings.

The following table illustrates the amounts and levels established for the minimum requirement for Non-Executive Directors and Named Executives:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Lead Director and Directors	2 Times Basic Retainer and DSUs
Chief Executive Officer	3 Times Annual Base Salary Level
President and Senior Vice Presidents	2.5 Times Annual Base Salary Level
Executives (other Named Executives)	2 Times Annual Base Salary Level

Newly elected or appointed directors, newly appointed Named Executives and other Executives have three years to comply with the ownership requirements starting from the date of approval of the Guidelines or from the date of election or appointment whichever comes last. The following table sets out the securities ownership status of Non-Executive Directors, Named Executives and other Executives as of March 30, 2017:

The Securities Ownership of Directors, Named Executives and other Executives as of March 30, 2017:

Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level	Compliance with the Guidelines
	No of Common Shares	No of DSUs	No of RSUs (Fixed Component only)	($)		Yes/No
Françoise Bertrand Director since November 24, 2014	NIL	28,580	NIL	423,270	$320,000	Yes
Victor H. Bradley Director since April 30, 2014	3,000	28,785	NIL	470,736	$320,000	Yes
John Burzynski Director since April 30, 2014	94,105	NIL	29,616	1,832,308	$320,000	Yes
Christopher C. Curfman(2) Director since May 4, 2016	—	12,299	—	182,148	$320,000	No Must comply by May 4, 2019
Bryan A. Coates President since April 30, 2014	116,548	NIL	49,295	2,456,135	$937,500	Yes
Joseph de la Plante Vice President, Corporate Development since June 30, 2014	2,108	NIL	24,933	400,477	$357,000	Yes
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Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level	Compliance with the Guidelines
	No of Common Shares	No of DSUs	No of RSUs (Fixed Component only)	($)		Yes/No
Joanne Ferstman Lead Director since April 30, 2014	12,500	43,224	NIL	825,272	$560,000	Yes
André Gaumond Director since February 17, 2015	700,613	NIL	18,974	10,657,083	$320,000	Yes
Pierre Labbé Director since February 17, 2015	6,130	19,031	NIL	372,634	$320,000	Yes
André Le Bel Vice President, Legal Affairs and Corporate Secretary since February 17, 2015	36,353	NIL	17,324	794,956	$550,800	Yes
Luc Lessard Senior Vice President, Technical Services since June 30, 2015	26,089	NIL	23,604	735,953	$937,500	No Must comply by June 30, 2018
Elif Lévesque Chief Financial Officer and Vice President, Finance since April 30, 2014	2,444	NIL	34,840	552,176	$561,000	No Must comply by May 6, 2018
Vincent Metcalfe Vice President, Investor Relations Officer since November 9, 2016	2,685	NIL	8,623	167,471	$357,000	No Must comply by November 9, 2019
Charles E. Page Director since April 30, 2014	55,215	28,785	NIL	1,244,040	$320,000	Yes
Jacques Perron Director since December 12, 2016	NIL	15,244	NIL	225,764	$320,000	No Must comply by December 12, 2019
Sean Roosen Chair and Chief Executive Officer since April 30, 2014	419,607	NIL	65,728	7,187,811	$1,500,000	Yes
Frédéric Ruel Vice President, Corporate Controller Officer since November 9, 2016	2,108	NIL	9,333	169,441	$380,000	No Must comply by November 9, 2019

NOTES:
(1)

Given that the closing price on March 30, 2017 is at $14.81, the value of Common Shares, DSUs and RSUs is based on the market value upon the date of grant or acquisition, pursuant to the securities guidelines.

(2)	Mr. Christopher Curfman was elected as director at the Corporation’s Annual Meeting of Shareholders held on May 4, 2016.

As at March 30, 2017, the aggregate value of the total number of securities held by Non-Executive Directors, Named Executives and other Executives (only fixed component of RSUs) represents a value of $28,697,673.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation’s corporate governance practices is set out below in response to the requirements of Regulation 58-101 respecting Disclosure of Corporate Governance Practices and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation’s website at www.osiskogr.com.

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Composition of the Board of Directors

As of March 30, 2016, the Board of Directors consists of a majority of Independent directors given that, of the ten (10) directors currently serving on the Board of Directors, seven (7) are considered Independent directors. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually and on other information reviewed on an ongoing basis.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for Non-Executive Directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation has adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the “Board Tenure Policy”).

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing Non-Executive Directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation’s Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for Non-Executive Directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-Executive Directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a)	such Director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the Director first began serving on the Board (the “Term Limit”); or

(b)

such Director has reached the age of 72 years old on or before the date of the annual or special meeting of shareholders of the Corporation called in respect of the election of Directors (the “Retirement Age”);

provided that, for greater certainty, there should be no expectation that a Non-Executive Director will serve on the Board for the periods contemplated by the Term Limit or until such Director reaches the Retirement Age (collectively the “Board Tenure Limits”).

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a Non-Executive Director who has yet to be elected annually for the fifth consecutive time by the Shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy. Once a Non-Executive Director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such Director has continued to receive solid annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a Non-Executive Director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a)	the Director has received positive annual performance assessments;

(b)	the Governance and Nomination Committee believes it is in the best interests of the Corporation that the Director continues to serve on the Board; and

(c)	the Director has been re-elected annually by the Corporation’s Shareholders in accordance with the Corporation’s Majority Voting and Director Resignation Policy.

58	2017 Management Information Circular

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, Directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such Director’s continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such Director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including Directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending Directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation’s website at www.osiskogr.com.

Independence of Directors - Majority of Directors are Independent

The Board has approved independence standards that require that a majority of its directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that seven (7) of the ten (10) nominees proposed for election as directors have no material relationship with the Corporation and are, therefore, independent.

The following table indicates the independence status of each of the ten (10) nominees for election to the Board of Directors:

Name	Independent	Non-Independent	Reason for Non-Independence
Françoise Bertrand	x		N/A
Victor H. Bradley	x		N/A
John Burzynski		x	Senior Vice President, New Business Development of the Corporation until August 2016
Christopher C. Curfman	x		N/A
Joanne Ferstman	x		N/A
André Gaumond		x	Senior Vice President, Northern Development of the Corporation until November 2016
Pierre Labbé	x		N/A
Charles E. Page	x		N/A
Jacques Perron	x		N/A
Sean Roosen		x	Chair of the Board and Chief Executive Officer of the Corporation

Messrs. John Burzynski and André Gaumond are not Independent directors, given that they were for the most part of 2016 Executive Officers of the Corporation. Mr. Roosen is also a non-independent director given his position as Chair of the Board and Chief Executive Officer.

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Furthermore, in connection with the listing of the shares of the Corporation on the NYSE on July 6, 2016, the Corporation ensured that at least a majority of its directors satisfied the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. On an annual basis, the Board of Director will review and determine as to the independence of each director for both Canadian and U.S. purposes.

The NYSE requires the Corporation, as a “foreign private issuer” that is not required to comply with all of the NYSE’s corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Except for one practice relating to internal audit function, the differences between the Corporation’s practices and those required by the NYSE rules applicable to U.S. domestic issuers are not significant. The statement of differences can be found on the Corporation’s website at http://osiskogr.com/en/governance-2/osisko-practives-and-nyse-rules/.

Non-Independent Chair of the Board

The Board of Directors is led by an executive and non-independent Chair; Mr. Sean Roosen was appointed to act as Chair and serve on the Board of Directors of the Corporation in April 2014.

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board’s work.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Chair of the Board include the following: (i) presiding at all meetings of the Shareholders and of the Board; (ii) planning and organizing the activities of the Board in consultation with Management including the preparation for, and the conduct of, Board meetings, as well as the quality, quantity and timeliness of the information that goes to the Board; (iii) during Board meetings, encouraging full participation and discussion by individual directors, stimulating debate, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded; (iv) fostering ethical and responsible decision making by the Board and its individual members; (v) providing advice, counsel and mentorship to the President and fellow members of the Board; (vi) acting as principal liaison between the directors and the President on sensitive issues; (vii) ensuring minutes of the Board meetings are available in a timely manner; (viii) ensuring committees of the Board report to the Board on their activities; (ix) assisting the Board Committees and Committee Chairs to bring important issues forward to the Board for consideration and resolution; and (x) carrying out other responsibilities at the request of the Board.

Independent Lead Director of the Board

The Board of Directors is led by a non-executive and independent Lead Director, which contributes to the Board’s ability to function independently of Management of the Corporation. Ms. Joanne Ferstman was appointed to act as the Lead Director and serve on the Board of Directors of the Corporation in April 2014.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Lead Director of the Board include the following: (i) providing leadership to ensure that the Board functions independently of Management of the Corporation and other non-independent directors; (ii) providing leadership to foster the effectiveness of the Board; (iii) working with the Chair to ensure that the appropriate committee structure is in place and assisting the Corporate Governance and Nomination Committee in making recommendations for appointment to such committees; (iv) recommending to the Chair items for consideration on the agenda for each meeting of the Board; (v) commenting to the Chair on the quality, quantity and timeliness of information provided by Management to the independent directors; (vi) calling, where necessary, the holding of special meetings of the Board, outside directors or independent directors, with appropriate notice, and establishing agenda for such meetings in consultation with the other outside or independent directors, as applicable; (vii) in the absence of the Chair, chairing Board meetings, including, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; in addition, chairing each Board meeting at which only outside directors or independent directors are present; (viii) consulting and meeting with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and representing such directors, where necessary, in discussions with Management of the Corporation on corporate governance issues and other matters; (ix) working with the Chair of the Board and Chief Executive Officer and the President to ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bringing to the attention of the Chair of the Board and Chief Executive Officer and the President any issues that are preventing the Board from being able to carry out its responsibilities; (x) conducting peer reviews through a process involving meeting with each director individually; these peer reviews will be conducted to coincide with the formal survey of board effectiveness; (xi) ensuring non-management directors discuss among themselves, without the presence of Management, the Corporation’s affairs.

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Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the “Diversity Policy”) relating to candidate selection based on experience and expertise to achieve effective stewardship and management.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board which will assist the Corporation to achieve its long term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

i)

Ensuring that the Board of Directors of the Corporation is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

ii)	Seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii)

To the extent practicable, seeking directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

The Corporation has set an objective of reaching 40% representation of women on the Board of Directors by December 2019. In order to achieve this goal, the Governance and Nomination Committee shall:

•

maintain an evergreen list of potential candidates for election to the Board of Directors which list includes parity between men and women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;

•	periodically assess the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in this Policy; and

•

in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and ensures that women are included in the short list of candidates being considered for a Board position.

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When identifying potential candidates for the Board of Directors, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board’s needs based on the above criteria. These selection criteria are reviewed periodically.

The Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Diversity Policy is available on the Corporation’s website at www.osiskogr.com.

Currently, two women are on the Corporation’s Board of Directors, representing 20% of the Directors. The Corporation’s Lead Director is also a woman.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its Management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the “Management Diversity Policy”) relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company which will assist the Corporation to achieve its long term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

  Promote diversity within its team, with particular emphasis on gender diversity;
  Promote the contribution of women to the success of the organization;
  Assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
  Ensure that for every open position within the organization, at least one female be considered as a potential candidate;
  The Corporation will also actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity; and
  Provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation will aim to have 25% of Officers and Senior Management role being held by women by 2020.

Senior Management will report annually to the Human Resources Committee on its Gender Diversity Program, including:

i.	Gender distribution of the employee;
ii.	Corporate participation on initiatives (internal and external) to promote gender diversity; and

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iii.	Current trends in Diversity Programs.

The Corporation will also report externally on its performance in the application of Diversity Programs.

The Management Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Management Diversity Policy is available on the Corporation’s website at www.osiskogr.com.

Currently, one women is an executive officer of the Corporation, which represents 12.5% of the executive management team. The same person is also part of the Named Executives, which represents 20% of the Named Executives of the Corporation.

Board’s Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

	SKILLS
Directors	Months of Directorship	Financial(1)	M&A(2)	Technical/ Mining(3)	Government Relations(4)	International(5)	Governance(6)	Human Resources(7)	Sustainability(8)	Management (9)
Françoise Bertrand Age: 68	28				x		x	x	x	x
Victor H. Bradley Age: 80	35	x	x	x	x	x	x	x	x	x
John Burzynski Age:53	35	x	x	x	x	x	x		x	x
Christopher C. Curfman Age: 65	10	x	x	x		x		x	x	x
Joanne Ferstman Age: 49	35	x	x				x	x		x
André Gaumond Age:55	25	x	x	x	x		x	x	x	x
Pierre Labbé Age: 51	25	x	x	x		x	x			x
Charles E. Page Age: 65	35	x	x	x	x	x	x	x	x	x
Jacques Perron Age: 55	3	x	x	x	x	x	x	x	x	x
Sean Roosen Age: 53	35	x	x	x	x	x	x	x	x	x
NOTES:
(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)

Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(3)

Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(5)

International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non- Canadian jurisdictions.

(6)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(7)

Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)

Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9)	Management: Ability to plan, operate and control various activities of a business.

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Other Reporting Issuer Memberships

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer as also described under the Section entitled “Election of Directors” in this Circular:

Other Directorships

As part of its business model and in connection with its strategic investments made in other companies, either by acquiring equity interests, purchasing royalties, royalty options or otherwise, Osisko generally expects from its directors and officers to be actively involved within such investee companies, which may include becoming a member of the board of directors of such investee companies. Osisko acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of Osisko must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of Osisko will consider that a director or officer of Osisko should be regarded as “overboarded” if he or she:

(a)	has attended fewer than 75% of Osisko’s board and committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i)	is the President or Chief Executive Officer of Osisko, he or she sits on more than two (2) outside public company board, in addition to Osisko; or

(ii)	if not the President or Chief Executive Officer of Osisko, sits on more than five (5) public company boards, in addition to Osisko.

In determining what is an “outside public company board”, the Governance and Nomination Committee specifically excludes investee companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise Osisko’s investment in such investee companies. This representation allows Osisko to protect its Shareholders’ interests.

Furthermore, the Governance and Nomination Committee recommended to amend the Chief Executive Officer’s position description to include that, as part of the duties of the Chief Executive Officer of the Corporation, he shall, as applicable (i) become a member of the board of directors of such investee companies or (ii) delegate such duty to an officer of the Corporation. This recommendation was subsequently approved by the Board of Directors. Such investee companies with respect to which the Chief Executive Officer is a board member are, for the greater part, junior exploration companies which only hold a small number of meetings per year and generally do not deal with complex operating issues.

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Françoise Bertrand	None
Victor H. Bradley	Sunvest Minerals Corp.	Mining Company	TSX-V — SSS	Chair of the Board of Directors
Audit Committee - Chair
John Burzynski	Osisko Mining Inc. – Investee Company	Mining Company	TSX — OSK	—
	Strongbow Exploration Inc. – Investee Company	Mining Company	TSX-V — SBW	Audit Committee
Christopher C. Curfman	None

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Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Joanne Ferstman	Dream Office REIT	Real Estate Company	TSX — D.UN	Trustee Audit Committee - Chair
	Dream Unlimited Corp.	Real Estate Company	TSX — DRM	Trustee Audit Committee – Chair Organization, Design and Culture Committee Leaders and Mentors Committee
	Aimia Inc.	Loyalty Management Company	TSX — AIM	Audit Committee Human Resources and Compensation Committee
	Cogeco Communications Inc.	Communications and Media	TSX — CCA	Audit Committee - Chair
André Gaumond	Junex Inc.	Oil and Gas Company	TSX-V — JNX	—
Pierre Labbé	Agility Health, Inc.	Other	TSX-V — AHI	Audit Committee Compensation Committee
Charles E. Page	Unigold Inc. – Investee Company	Mining Company	TSX-V — UGD	Audit Committee Compensation Committee Corporate Governance and Nominating Committee Technical Committee
	Wesdome Gold Mines Ltd.	Mining Company	TSX — WDO	Chair of the Board of Directors Audit Committee Human Resources Committee – Chair Governance and Nominating Committee Technical, Safety and Sustainability Committee
Jacques Perron	Centerra Gold Inc.	Mining Company	TSX — CG	Sustainable Operations Committee Risk Committee
Sean Roosen	Barkerville Gold Mines Ltd. – Investee Company	Mining Company	TSX-V — BGM	Co-Chair of the Board of Directors
	Condor Petroleum Inc.	Oil and Gas Company	TSX — CPI	Compensation Committee - Chair Nominating and Corporate Governance Committee - Chair
	Dalradian Resources Inc. – Investee Company	Mining Company (metals and minerals)	TSX — DNA	Audit Committee Corporate Governance and Compensation Committee - Chair
	Falco Resources Ltd. – Investee Company	Mining Company	TSX-V — FPC	Chair of the Board of Directors
	Osisko Mining Inc. – Investee Company	Mining Company	TSX — OSK	Co-Chair of the Board of Directors

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee or Board of Directors of the Corporation. However, there is an interlocking relationship with two non-independent directors: Messrs. Roosen and Burzynski whom both serve on the Board of Directors of Osisko Mining. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation.

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Independent Directors Meetings

The Independent directors do not hold regularly scheduled meetings at which non-Independent directors and members of Management are not in attendance. However, where deemed necessary by the Independent directors, the Independent directors do hold in-camera sessions exclusive of non-Independent directors and members of Management, which process will facilitate open and candid discussion amongst the Independent directors. A private session is included in every agenda of every board and committee meeting.

Record of Attendance

During the 2016 financial year, the Board of Directors held 15 meetings, the Audit Committee held 5 meetings, the Human Resources Committee held 6 meetings, the Governance and Nomination Committee held 4 meetings, the Sustainability Committee did not hold any meetings in 2016 and the respective Special Committees held a total of 8 meetings. Overall the combined director attendance at meetings of the Board and its standing Committees was 97%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on December 31, 2016 is set out under heading “2016 Board and Committee Attendance Record” of this Circular.

Board Mandate

The Osisko Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Osisko Board’s consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Osisko Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Osisko’s business in the ordinary course, managing Osisko’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Osisko Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Osisko Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule “A”.

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Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the Chief Executive Officer. Such position descriptions can be found on the Corporation’s website at www.osiskogr.com.

Orientation and Continuing Education

To facilitate the process of the orientation of new Directors and to provide easily access documentation to current Directors, the Corporation has developed a Directors’ Handbook. This reference guide provides information related to:

i.	Osisko’s strategic plan
ii.	Mining industry information;
iii.	Information on structure of royalties and streams;
iv.	Board and Committee Charters; and
v.	Corporate Policies and Procedures.

Throughout the year, the Board and Committee Members receive formal presentations by Management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

•	Mineral royalty sector;
•	Commodity prices;
•	Mining industry opportunities and risks;
•	Current governance issues;
•	Talent management;
•	Economic forecasts;
•	Mining company performance;
•	Reports on Osisko by investment dealer analysts;
•	Feedback from institutional and retail Shareholders;
•	New developments in financial accounting and reporting controls; and
•	Fraud and risks.

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors (“ICD”) and each member of the Board of Directors receive educational material from the ICD and attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

The Board of Directors held its second quarter meetings and Annual Meeting of Shareholders in Rouyn-Noranda in May 2016. As part of this event, the Board of Directors visited the Canadian Malartic mine and Falco Resources’ Horne 5 Project in Rouyn-Noranda and the Corporation hosted an event to meet Shareholders, government representatives and other stakeholders. Also during 2016, Messrs. Roosen and Gaumond visited the Éléonore mine held by Goldcorp Inc. The Corporation has royalties on both mines and considers both of these as “cornerstone assets”.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics and Conduct (the “Code of Conduct”) applicable to all of its directors, officers and employees.

The Code of Conduct communicates to directors, officers and employees standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Conduct and is asked to sign an acknowledgement that the standards and principles of the Code of Conduct will be maintained at all times on Osisko business. The Code of Conduct is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Conduct violations; and (d) accountability for adherence to the Code of Conduct. Violations from standards established in the Code of Conduct, and specifically under internal accounting controls, are reported to the Vice President, Finance and Chief Financial Officer and can be reported anonymously. The Vice President, Finance and Chief Financial Officer will report to the Audit Committee which will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

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The Chair of the Board and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation’s Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation’s Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation’s Code of Ethics provides that directors, officers and employees must avoid conflicts of interests, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest as regards a transaction or agreement considered by the Board, he must disclose his conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or Executive Officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

In addition, the Board has established under the Corporation’s Internal Whistle Blowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and Internet-based reporting system (1-844-687-8700 or ethics@osiskogr.com). All communications are forwarded directly to the Chair of the Audit Committee and to the Vice President, Legal Affairs and Corporate Secretary.

There have been no material change reports filed that pertain to any conduct of a director or Executive Officer that constitutes a departure from the Code of Conduct.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Conduct is available on the Corporation’s website at www.osiskogr.com.

Committees of the Board

The Board has established four standing committees, namely: the Audit Committee, the Governance and Nomination Committee, the Human Resources Committee and the Sustainability Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

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Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation’s corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual directors.

The Governance and Nomination Committee met three times during the most recently completed financial year. Since May 4, 2016, the Governance and Nomination Committee is composed of the following three (3) Independent directors:

—	Mr. Pierre Labbé (Chair)
—	Ms. Joanne Ferstman
—	Mr. Charles E. Page

Work Performed by the Governance and Nomination Committee

The following summarizes the work highlights performed by the Committee in 2016 and beginning of 2017:

  reviewed the voting results from the 2016 annual meeting;
  reviewed and approved the Board assessment questionnaire and assessment process;
  reviewed Management’s practices in maintaining open and transparent communications with the Board;
  reviewed the skills matrix of the members of the Board;
  reviewed the Corporation’s Cross Directorships guidelines;
  reviewed and approved a list of outside directorships held by officers of the Corporation;
  reviewed the Corporation’s disclosure on regulatory filings on to assess any potential conflict and related party transactions;
  reviewed and recommended the approval by the Board of a co-investment policy;
  reviewed the position descriptions of the Chair of the Board, the Lead Director and the Committee Chair;
  reviewed the position description of the Chief Executive Officer;
  reviewed the Charter of the Governance and Nomination Committee;
  reviewed and approved the Governance and Nomination Committee Annual Work Program;
  reviewed and recommended to the Board to approve changes Charter of the Board of Directors;
  reviewed and recommended to the Board to approve changes to the Code of Ethics;
  reviewed and recommended to the Board to approve changes to the Majority Voting and Director Resignation Policy;
  reviewed and recommended to the Board to approve changes to the Securities Trading Policy;
  reviewed and recommended to the Board to approve changes to the Diversity Policy and a Policy regarding Tenure on the Board of Directors;

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  reviewed and recommended to the Board to approve the Policy regarding the diversity in corporate talent;
  reviewed and recommended to the Board to approve the 2017 Circular;
  reviewed the Board self-assessment and evaluation;
  reviewed the list of directorship of public companies held by Senior Officers and members of Management of the Corporation as representative of the Corporation;
  reviewed the Corporation’s governance practices;
  reviewed the Board composition;
  reviewed the evergreen list of candidates for election to the Board and recommended a “short list” of candidates;
  reviewed biographies of potential Board nominees;
  interviewed candidates and recommended their appointment; and
  through an ongoing Shareholders outreach program on governance, the Chair of the Governance and Nomination Committee and Management met with and solicited input from four key institutional Québec and Canadian Shareholders to provide feedback on governance issues and ensure greater alignment.

Audit Committee

The Audit Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation’s risk identification, assessment and management program; and (vi) in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit Committee Charter, mandating the role of the Audit Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit Committee met five (5) times during the most recently completed financial year. Since May 4, 2016, the Audit Committee is composed of the following four (4) Independent directors:

—	Ms. Joanne Ferstman (Chair)
—	Mr. Victor H. Bradley
—	Mr. Christopher C. Curfman
—	Mr. Pierre Labbé

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Work Performed by the Audit Committee

The following summarizes the work highlights performed by the Audit Committee in 2016 and beginning of 2017:

  reviewed and recommended to the Board to approve changes to the Audit Committee Charter;
  reviewed Management’s report on the Corporation’s Risk Evaluation Review for 2015-2016 and on a quarterly basis;
  reviewed Corporation’s Investment Policy;
  reviewed and approved the Corporation’s Delegation of Authority Policy;
  reviewed and approved the Corporation’s auditors Audit Plan;
  reviewed the Corporation’s internal audit function;
  reviewed and approved changes to the Corporation’s Investment Policy;
  reviewed the Corporation’s financial group review for development and succession planning;
  reviewed and approved a policy on procedures for approval of audit and non-audit services by external auditor;
  reviewed the Corporation’s review process in determining related party transactions;
  reviewed the Corporation’s U.S. requirements following its listing with the NYSE;
  reviewed and recommended to the Board to approve of the financial statements, management’s discussion and analysis and press releases for the period ended December 31, 2015 and 2016;
  reviewed and recommended to the Board to approve the quarterly financial statements, management’s discussion and analysis and press releases related thereto;
  considered and recommended to the Board to appoint the auditors of the Corporation;
  reviewed the efficiency of the Audit Committee;
  reviewed the Corporation’s internal controls and compliance certifications on quarterly basis;
  reviewed and approved audit and non-audit work fees;
  reviewed the requirement of implementing IFRS 9, Financial Instruments;
  reviewed the Corporation’s report on cash management;
  reviewed the Corporation’s Information Technology related activities;
  reviewed the Corporation’s insurance coverage;
  reviewed the Corporation’s tax matters;
  reviewed documentation provided by Management on continuing education;
  reviewed and monitored whistle blowing and litigation matters;
  met with the Auditors of the Corporation on a quarterly basis; and
  met with representatives from the Canadian Public Accountability Board and received their presentation.

Additional reference is made to the Section entitled “Audit Committee” of the Corporation’s Annual Information Form (“AIF”) that contains the information required by section 5.1 of Form 52-110F1 of Regulation 52-110. The Corporation’s AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any shareholder of the Corporation.

Human Resources Committee

The Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation’s objectives with the view to attracting and retaining the best qualified management and employees. The Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Human Resources Committee met six (6) times during the most recently completed financial year. Since February 17, 2015, the Human Resources Committee is composed of four (4) Independent directors:

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—	Mr. Victor H. Bradley (Chair)
—	Ms. Françoise Bertrand
—	Ms. Joanne Ferstman
—	Mr. Charles E. Page

The work performed by the Committee is disclosed under heading “Work Performed by the Human Resources Committee” of this Circular.

Sustainability Committee

The Sustainability Committee is responsible for overseeing various aspects of the activities of the Corporation in respect of the work environment (occupational health and safety), the human environment (corporate social responsibility matters), the physical environment (environmental matters), and socially responsible investing.

The Committee has the general mandate (i) to consider and evaluate all aspects of the Corporation’s occupational health and safety, corporate social responsibility, environmental matters and socially responsible investing; (ii) to recommend to the Board the steps to be taken in connection with these four (4) areas of activity; and (iii) to oversee the implementation and administration of corporate policies and guidelines adopted by regulatory authorities and the Board with respect to occupation health and safety, corporate social responsibility, environmental matters and socially responsible investing.

The Sustainability Committee did not hold any meetings during the most recently completed financial year. Since May 4, 2016, the Sustainability Committee is composed of five (5) Directors, three (3) of whom are independent:

—	Ms. Françoise Bertrand (Chair) (Independent)
—	Mr. Christopher C. Curfman (Independent)
—	Mr. André Gaumond
—	Mr. Charles E. Page (Independent)
—	Mr. Sean Roosen

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board’s current skills matrix is set out under heading “Board’s Skills Matrix” of this Circular.

The Governance and Nomination Committee maintains a list of potential director candidates for planned and unforeseen vacancies through an evergreen diversified list which is comprised of a parity between men and women.

Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its Committee members in November 2014, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. In addition, the results of the questionnaires are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as the Chair of the Governance and Nomination Committee. As part of the assessment process review, detailed questionnaires are also distributed to each member of the respective Committees. The results of such are compiled by the Corporate Secretary and sent to the Lead Director as well as to the Chair of the Governance and Nomination Committee. Thereafter, the Lead Director contacts every director and conducts open and confidential one-on-one meetings to discuss the results and any issues arising from the performance assessments.

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The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

Succession Planning

The Board of Directors regularly meets the Management of the Corporation. During these meetings, the Directors have the opportunity to evaluate potential successors to senior Management. In addition, the Committee monitors training and development of programs of Management.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation’s most recently completed financial year, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$100 million per loss and policy year and the premium paid by the Corporation amounted to US$524,500 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$500,000 to US$1 million applies. The policy contains standard industry exclusions.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants (“PWC”), as independent auditor of the Corporation for the fiscal year ending December 31, 2017 and to authorize the directors to establish their remuneration. PWC were initially appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the reappointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the directors to fix their remuneration. The persons whose name appears in the attached form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditor of the Corporation and for the authorization given to directors to fix their remuneration.

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The following table illustrates in detail the components of the audit fees incurred in 2016 and in 2015:

Year	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2016	$324,675	$8,621	$103,660	$ -
December 31, 2015	$259,801	$94,595	$76,077	$ -
______________________________________
(1)

Audit fees were primarily for services rendered in connection with the audit of the Corporation’s annual consolidated financial statements and reviews of the Corporation’s quarterly consolidated financial statements. Audit fees also included services related to the short-form prospectus dated February 19, 2016 and the short-form prospectus dated March 2, 2015 (auditors’ comfort letters and consents). This caption also includes annual audit fees for a separate audit opinion of a subsidiary of the Corporation.

(2)

Audit related fees for 2016 included accounting consultations fees regarding accounting standards (IFRS). Audit related fees for 2015 included fees related to the Business Acquisition Report dated February 17, 2015.

(3)	Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions.

APPROVAL OF THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

On May 30, 2014, the Shareholders ratified the Corporation’s Stock Option Plan which was adopted by the Board of Directors on April 30, 2014. The Corporation’s Stock Option Plan does not have a fixed maximum number of common shares issuable. The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement which does not have a fixed number of maximum securities issuable, must be approved every three years. The Stock Option Plan is more fully described under the heading “Security-Based Compensation Arrangements” above.

At the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, resolutions, in the form set forth below (the “Stock Option Plan Resolutions”), subject to such amendments, variations or additions as may be approved at the Meeting, amending and renewing the approval of the Stock Option Plan:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	All unallocated options under the Stock Option Plan be and are hereby approved;

2.

The Corporation has the ability to continue granting options under the Stock Option Plan until May 4 2020, which is the date that is three years from the date of the Meeting at which Shareholder approval is being sought; and

3.

Any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of these resolutions.”

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

AMENDMENT AND RECONFIRMATION OF SHAREHOLDERS RIGHTS PLAN

At the Corporation’s 2015 Annual and Special Meeting of the Shareholders, the Shareholders passed an ordinary resolution approving the adoption of a shareholder rights plan (the “Shareholder Rights Plan”) pursuant to the terms of a shareholder rights plan agreement between the Corporation and CST Trust Company, as rights agent, made as of April 30, 2014. Shareholders are being asked to consider and, if deemed appropriate, approve an ordinary resolution (the “Shareholder Rights Plan Resolution”) to amend and reconfirm the Shareholder Rights Plan (the “Amended and Restated Shareholder Rights Plan”) at the Meeting. The Shareholder Rights Plan Resolution must be approved by a simple majority of votes cast by “Independent Shareholders” (as defined by the Amended and Restated Shareholders Rights Plan) present, in person or represented by proxy, at the Meeting. If the Shareholder Rights Plan Resolution is not passed, the Shareholder Rights Plan will terminate effective May 4, 2017. If the Shareholder Rights Plan Resolution is passed, the Amended and Restated Shareholder Rights Plan will require reconfirmation by Shareholders at the 2020 annual meeting.

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Proposed Amendments to the Shareholder Rights Plan

On February 25, 2016, the Canadian Securities Administrators (the “CSA”) announced amendments, effective May 9, 2016, to extend the minimum period that a formal take-over bid must remain open for deposits of securities thereunder. Pursuant to these amendments to the take-over bid regime, any party wishing to make a formal take-over bid for the Common Shares will be required to leave the offer open for acceptance for at least 105 days (formerly 35 days), with the ability of the Corporation to voluntarily reduce the period to not less than 35 days. Additionally, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions. The CSA amendments also require that take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the take-over bid excluding securities owned by the bidder.

The CSA amendments address, in part, some of the concerns that the Board had when the Shareholder Rights Plan was originally adopted – primarily as they relate to the period of time that Shareholders and the Board would have to consider and respond to an unsolicited take-over bid and the minimum tender requirement. However, the CSA amendments do not alter the availability of exemptions to the formal take-over bid rules that facilitate creeping bids (acquisitions of shares with the intention of acquiring effective control of Osisko through market purchases and private agreements that are exempt from the take-over bid rules). Specifically, the Board continues to believe that a rights plan is necessary to protect Shareholders from certain actions that could result in unequal treatment of Shareholders under Canadian securities laws, including the following: (i) a person could acquire effective control of the Corporation under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all Shareholders, (ii) a person could slowly accumulate shares of the Corporation through stock exchange acquisitions over time, resulting in an acquisition of effective control without payment of fair value for control, (iii) a person seeking to acquire control of the Corporation could enter into agreements with Shareholders who, together with the acquiror, hold more than 20% of the outstanding Common Shares of the Corporation irrevocably committing such holders to tender their Common Shares of the Corporation to a take-over bid, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board to run a value enhancing auction process, and (iv) it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws (collectively, the “Outstanding Gaps”).

In light of the foregoing considerations, the Board adopted, on March 31, 2017, the Amended and Restated Shareholder Rights Plan described below the sole purpose of which is to address the Outstanding Gaps and ensure that Shareholders have an equal opportunity to participate in a change of control transaction. The Amended and Restated Shareholder Rights Plan is consistent with the CSA amendments and other features of so-called “new generation” rights plans.

Purpose

The key objective of the Board in adopting the Amended and Restated Shareholder Rights Plan is addressing the Outstanding Gaps remaining following the CSA amendments and ensuring that Shareholders have an equal opportunity to participate in a change of control transaction. The Amended and Restated Shareholder Rights Plan is not intended to, and will not, entrench directors or Management or prevent a change of control.

The Amended and Restated Shareholder Rights Plan generally provides that if a bidder acquires beneficial ownership of more than 20% of the issued and outstanding Common Shares, other than by way of a “Permitted Bid”, which requires a take-over bid to be made to all Shareholders, holders of Common Shares, other than the bidder, will be able to effectively purchase additional Common Shares at a 50% discount to the market price, thus exposing the bidder to substantial dilution of its holdings.

The Amended and Restated Shareholder Rights Plan continues (with the differences described below) a right (which may only be exercised if a person acquires 20% or more of the Common Shares) for each Shareholder, other than the person that acquires 20% or more of the Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more to the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Amended and Restated Shareholder Rights Plan). The most common approaches that a bidder may take to have a rights plan withdrawn are to negotiate with the Board of Directors to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan if the Corporation cannot develop an auction. Both of these approaches will give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Corporation’s shareholders.

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Key Differences – Shareholder Rights Plan vs. Amended and Restated Shareholder Rights Plan

The following summary describes certain key differences between the Shareholder Rights Plan and the Amended and Restated Shareholder Rights Plan and highlights certain of the “new generation” features of the Amended and Restated Shareholder Rights Plan.

(a) Longer Duration Required for “Permitted Bids”

Under the Shareholder Rights Plan, for a take-over bid to constitute a “Permitted Bid” that does not trigger the Shareholder Rights Plan, it is required, among other things, to be open for at least 60 days. In order to align the rights plan with the CSA amendments, the Amended and Restated Shareholder Rights Plan provides that a “Permitted Bid” is any non-exempt take-over bid (i.e., a take-over bid made by way of a take-over bid circular) made in accordance with applicable Canadian securities laws. As a result of the CSA amendments, such a take-over bid will generally be required by law to remain open for at least 105 days.

(b) Partial Bids to be Allowed as “Permitted Bids”

Under the Shareholder Rights Plan, a take-over bid made for less than all of the Common Shares held by all Shareholders other than the bidder (known as a “partial bid”) would not constitute a “Permitted Bid” and could trigger the Shareholder Rights Plan. This restriction on partial bids stemmed from the concern that a partial bid could be coercive to minority Shareholders, unduly pressuring them to tender their shares into an inadequate partial bid in order to avoid remaining Shareholders in a company that may be less valuable and less liquid post bid. As a result of the CSA amendments which will require first that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by persons other than the bidder, and second that where the minimum tender condition is satisfied the take-over bid must be extended for at least ten days, the coercive pressure on minority Shareholders to tender into partial bids is significantly lessened and partial bids will effectively require majority independent shareholder support in order to succeed. As a consequence of this lessening of coercive pressure, the Amended and Restated Shareholder Rights Plan does not require that a take-over bid be made for all of the Common Shares held by all Shareholders other than the bidder in order to constitute a “Permitted Bid”.

For a summary of the purpose and principal terms of the Amended and Restated Shareholder Rights Plan, please see Schedule B to this Circular. Shareholders are urged to carefully review the summary in its entirety. The Shareholder Rights Plan can be found on Osisko’s website at www.osiskogr.com. The Amended and Restated Shareholder Rights Plan Agreement will also be available in draft form prior to the Meeting on Osisko’s website.

Shareholder Rights Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution in respect of the Amended and Restated Shareholder Rights Plan:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The Shareholder Rights Plan of Osisko Gold Royalties Ltd, including the amendments thereto, be confirmed, and the Amended and Restated Shareholder Rights Plan Agreement to be dated as of May 4, 2017 between the Corporation and CST Trust Company, as rights agent, which amends and restates the Shareholder Rights Plan Agreement dated April 30, 2014, and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved;

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2.	The Board of Directors of the Corporation may revoke this resolution before it is acted upon, without further approval of the Shareholders; and

3.

Any one director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast by “Independent Shareholders” (as defined by the Amended and Restated Shareholders Rights Plan) at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Osisko Board believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve Osisko’s goals and ensure that interests of Management and Osisko Shareholders are aligned. A detailed discussion of Osisko’s executive compensation is more fully described under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis” in this Circular. Under such section, you will find discussions on Osisko’s executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of Osisko.

Advisory Resolution on Executive Compensation Approach

“BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1.

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Osisko, the Shareholders accept the approach to executive compensation disclosed in Osisko’s Circular dated March 30, 2017 delivered in advance of the Meeting;

2.

As this in an advisory vote, the Board of Directors of Osisko and the Committee will not be bound by the results of the vote. However, the Board of Directors of Osisko will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3.	Results of the vote will be disclosed in the report of voting results.”

The Osisko Board recommends that Shareholders indicate their support for Osisko’s approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2017 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next Annual Meeting of the Shareholders is December 31, 2017.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2016 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

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CONTACTING OSISKO’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1.	Writing to:	Chair of the Board
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec, H3B 2S2

2.	Calling:	514-940-0670

3.	Emailing:	Chair-Board@osiskogr.com

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, March 31, 2017.

OSISKO GOLD ROYALTIES LTD

Per
André Le Bel
Vice President, Legal Affairs and Corporate Secretary
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OSISKO GOLD ROYALTIES LTD

SCHEDULE “A”

BOARD OF DIRECTORS CHARTER

I.    OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the “Board”) of Osisko Gold Royalties Ltd (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior Management responsible for the day-to-day operations of the Corporation. It sets the Corporation’s policies, assesses their implementation by Management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board’s main expectations of the Corporation’s Management are to protect the Corporation’s interests and ensure the long term growth of shareholder value.

II.    MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III.    STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV.    DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a)

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”) and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b)	ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c)

ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

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(d)

reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e)

adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation’s performance with reference to the adopted budget and strategic plan;

(f)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g)

appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h)

evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i)

appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j)	overseeing, through the Audit Committee, the quality and integrity of the Corporation’s accounting and financial reporting systems, and disclosure controls and procedures;

(k)	ensuring, through the Audit Committee, the integrity of the Corporation’s internal controls and management information systems;

(l)

overseeing, through the Audit Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m)	advising management on critical and sensitive issues;

(n)

ensuring that the Board’s expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o)

conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board’s and committees’ performance (including director’s individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p)

ensuring with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective director;

(q)

determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision- making;

(r)

determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

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(s)	setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t)

determining annually, with the Audit Committee, if each member of the Audit Committee is “financially literate” as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u)	selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v)	selecting the Chair of the Board;

(w)	selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x)

ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y)

approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z)	approving major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(aa)	reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb)	discussing and developing the Corporation’s approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc)

reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management’s discussion and analysis, annual information form, information circulars, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management’s discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit Committee instead of the Board;

(dd)	ensuring ethical behavior and compliance with laws;

(ee)	monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ff)	consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V.    CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

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OSISKO GOLD ROYALTIES LTD

SCHEDULE “B” – AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Summary of the Amended and Restated Shareholder Rights Plan

The following is a summary of the principal terms of the Amended and Restated Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Amended and Restated Shareholder Rights Plan.

Term

The Amended and Restated Shareholder Rights Plan will remain in effect until the close of business on the date immediately following the date of the Corporation’s annual meeting of Shareholders to be held in 2020.

Rights Exercise Privilege

After a person acquires 20% or more of the Common Shares of the Corporation or commences a take-over bid to acquire Common Shares of the Corporation, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate and trade separately from the Common Shares and will be exercisable. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Ten business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), each Right shall constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price..

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Common Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Common Shares, will evidence the Rights.

Permitted Bids

Under the Amended and Restated Shareholder Rights Plan, a “Permitted Bid” or “Competing Permitted Bid” will not trigger the dilutive effects thereof. A Permitted Bid is a take-over bid (within the meaning of the Canadian securities legislation) made by means of a take-over bid circular to all holders of Common Shares. By virtue of this definition, such a takeover bid must (i) generally be open for at least 105 days; (ii) include a minimum tender requirement, such that more than 50% of the outstanding Common Shares held by persons other than the bidder must be tendered prior to take-up; and (iii) include a ten-day extension after the minimum tender requirement is met.

Waiver and Redemption

The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Amended and Restated Shareholder Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Corporation, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The board of directors may also waive the Amended and Restated Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares of the Corporation prior to such waiver being granted. With the majority consent of Shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.001 each.

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Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Common Shares of the Corporation, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Corporation is authorized to make amendments to the Amended and Restated Shareholder Rights Plan to correct any typographical error or subject to subsequent ratification by Shareholders or Rights holders, to maintain the validity of the Amended and Restated Shareholder Rights Plan as a result of changes in law, or at the request of the Exchange. The Corporation will issue a news release relating to any significant amendment made to the Amended and Restated Shareholder Rights Plan Agreement prior to the Meeting and will advise the Shareholders of any such amendment at the Meeting. Other amendments or supplements to the Amended and Restated Shareholder Rights Plan may be made with the prior approval of Shareholders or Rights holders and, if necessary, any stock exchange on which the Common Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Common Shares at the time when the Rights were distributed are recognized for the purposes of the Amended and Restated Shareholder Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Amended and Restated Shareholder Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Certain Canadian Federal Income Tax Considerations of the Amended and Restated Shareholder Rights Plan

The Corporation will not recognize any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income, and is not subject to nonresident withholding tax if the right is conferred on all holders of shares of the corporation. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Common Shares upon certain triggering events occurring (i.e. a “Flip-in Event”), and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, no amount must be included in computing income if the Rights do not have a monetary value at the date of issue. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or common shares issued upon the exercise of Rights. This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

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ANY QUESTIONS AND REQUESTS FOR ASSISTANCE
MAY BE DIRECTED TO THE PROXY SOLICITOR AGENT:

North America Toll Free
1-877-452-7184

Collect Calls Outside North America
416-304-0211

Email: assistance@laurelhill.com

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